Exhibit 2.1

Share Purchase Agreement

BETWEEN

ANGOSS SOFTWARE corporation

- and -

2617421 ONTARIO INC.

- and -

PETERSON PARTNERS (BVI) VI, L.P.

- and -

the Sellers listed on schedule a attached hereto

-and-

the majority optionholders listed on schedule b attached hereto

January 30, 2018

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is dated January 30, 2018

BETWEEN:

Angoss Software Corporation

(the “Corporation”)

- and -

2617421 Ontario Inc.

(the “Buyer”)

- and -

Peterson Partners (BVI) VI, L.P.

(the “Securityholder Representative”)

- and -

the Persons listed on Schedule A attached hereto (each, a “Seller” and, collectively, the “Sellers”)

-and-

the Persons listed on Schedule B attached hereto ) (each, a “Majority Optionholder” and, collectively, the “Majority Optionholders”)

CONTEXT:

A.	The Corporation is a corporation existing under the laws of Ontario.

B.	The Sellers are the owners of all of the issued and outstanding shares in the capital of the Corporation.

C.	The Sellers desire to sell to the Buyer and the Buyer desires to purchase from the Sellers all of the issued and outstanding shares in the capital of the Corporation.

THEREFORE, the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, in addition to terms defined elsewhere in this Agreement, the following terms have the following meanings:

1.1.1	“Accounting Principles” means the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and estimation methodology as were used in the preparation of the audited Financial Statements for the year ended December 31, 2016, in each case to the extent in accordance with GAAP.

1.1.2	“Accounts Receivable” means all accounts receivable and other amounts due, owing or accruing due to the Corporation and the Subsidiary in connection with its Business, net of an allowance for doubtful accounts calculated in accordance with the Accounting Principles.

1.1.3	“Actual Closing Date Net Indebtedness” means the Indebtedness minus Cash as of the close of business on the Closing Date (disregarding the transactions contemplated by this Agreement), as shown on the Closing Date Statement.

1.1.4	“Actual Closing Date Working Capital” means, on a consolidated basis, (i) Current Assets as of the close of business on the Closing Date minus (ii) Current Liabilities as of the close of business on the Closing Date, as shown on the Closing Date Statement.

1.1.5	“Affiliate” means an affiliate as that term is defined in the Business Corporations Act (Ontario).

1.1.6	“Agreement” means this agreement, including all Schedules and Exhibits, as it may be confirmed, amended, modified, supplemented or restated by written agreement between the Parties.

1.1.7	“Allocated Deferred Revenue” means thirty percent (30%) of all deferred revenue of the Corporation and the Subsidiary determined in accordance with the Accounting Principles.

1.1.8	“Arbitration Act” is defined in Section 9.1.

1.1.9	“Arbitration Notice” is defined in Section 9.1.2.

1.1.10	“Arbitrator” is defined in Section 9.1.

1.1.11	“Arm’s Length” has the meaning set out in the ITA.

1.1.12	“Base Purchase Price” means $24,500,000.

1.1.13	“Bayer Agreement” means the Retailer Segmentation and ROI Analysis Software and Service Agreement dated October 1, 2017 between the Corporation and Bayer Healthcare Company Ltd., as amended, modified or supplemented from time to time.

1.1.14	“Books and Records” means books, ledgers, files, lists, reports, plans, logs, deeds, surveys, correspondence, operating records, Tax Returns and other data and information, including all data and information stored on computer-related or other electronic media, maintained with respect to the Business, the Corporation and the Subsidiary.

1.1.15	“Business” means the business of the Corporation and the Subsidiary.

1.1.16	“Business Day” means any day excluding a Saturday, Sunday or statutory holiday in the Province of Ontario or the Commonwealth of Massachusetts.

1.1.17	“Buyer” is defined in the recital of the Parties above.

1.1.18	“Buyer Indemnitees” means the Buyer, the Corporation and the Subsidiary and their respective successors and assigns.

1.1.19	“Cash” means, on a consolidated basis, the cash and cash equivalents and marketable securities of the Corporation and the Subsidiary, each net of outstanding checks. Cash shall be determined in accordance with the Accounting Principles and without giving effect to the Transactions or any purchase accounting arising from the consummation of the Transactions calculated in accordance with the Accounting Principles.

1.1.20	“Claim” means any claim, demand, action, cause of action, suit, litigation, arbitration, mediation, order, audit, investigation, proceeding, complaint, grievance, charge, prosecution, assessment or reassessment, including before any court, arbitrator, mediator or Governmental Authority and including any civil, criminal, administrative, investigative or appellate proceeding.

1.1.21	“Closing” means the completion of Transactions contemplated by this Agreement.

1.1.22	“Closing Date” means January 30, 2018 or any other date that the Parties may agree is the date upon which the Closing will take place.

1.1.23	“Closing Date Statement” is defined in Section 2.6.

1.1.24	“Closing Date Statement Dispute” is defined in Section 2.6.

1.1.25	“Closing Date Working Capital Target” means zero.

1.1.26	“Closing Time” means 11:50 pm (EST) on the Closing Date.

1.1.27	“Common Shares” means common shares of the Corporation.

1.1.28	“Communication” means any notice, demand, request, consent, approval or other communication which is required or permitted by this Agreement to be given or made by a Party.

1.1.29	“Confidential Information” means information, whether in written or electronic form, or committed to memory, relating to the Sellers, the Corporation or the Subsidiary.

1.1.30	“Constating Documents” means, with respect to any entity, the articles of incorporation, articles of amendment, articles of amalgamation, by-laws, partnership agreement, formation agreement, trust agreement or other similar organizational documents of such entity (in each case, as amended).

1.1.31	“Contract” means any agreement, contract, understanding, undertaking, commitment, licence, arrangement or Lease, whether written or oral.

1.1.32	“Corporation” is defined in the “Context” above.

1.1.33	“Current Assets” means the aggregate sum of all current assets of the Corporation and the Subsidiary, on a consolidated basis, as determined in accordance with the Accounting Principles, including Accounts Receivable and Prepaid Amounts and, for greater certainty, excluding Cash and provided that, for the purposes of this definition of Current Assets, the Account Receivable under the Bayer Agreement shall be deemed to be an amount equal to $1,021,500 (the “Bayer Receivable”).

1.1.34	“Current Liabilities” means the aggregate sum of all current liabilities of the Corporation and the Subsidiary, on a consolidated basis, as determined in accordance with the Accounting Principles, including Allocated Deferred Revenue, the accounts payable (less the amount of outstanding checks) and all other amounts owed or accrued by the Corporation and the Subsidiary that are payable within one year of the Closing Date (including sales commissions owed in respect of the Bayer Receivable),Taxes (including withholding taxes and related interest and penalties) payable with respect to any period prior to the Closing Date and any employer portion of any contributions, withholdings or payroll Taxes in respect of any Sale Bonuses, the Vested Option Amount or the Sellers’ Unvested Option Portion, but excluding any Indebtedness, the amount of the Sellers’ Expenses, the Vested Option Amount, the Unvested Option Amount and any deferred revenue other than the Allocated Deferred Revenue.

1.1.35	“Data Room” means the electronic data room established by the Sellers into which information respecting the Corporation and the Subsidiary has been placed for review by the Buyer and a full copy of which will be electronically stored by way of DVD or data stick on Closing and delivered to the Buyer.

1.1.36	“Direct Claim” is defined in Section 8.5.

1.1.37	“Disclosure Schedule” is defined at Article 4.

1.1.38	“Disputes” is defined in Section 9.1.

1.1.39	“Dispute Notice” is defined in Section 2.6.

1.1.40	“Disputed Amounts” is defined in Section 2.7.1.

1.1.41	“D&O Indemnified Person” or “D&O Indemnified Persons” is defined in Section 6.4.1.

1.1.42	“Employees” means all personnel and independent contractors employed, engaged or retained by the Corporation or the Subsidiary, including any that are on medical or long-term disability leave, or other statutory or authorized leave of absence.

1.1.43	“Environment” means the ambient air, all layers of the atmosphere, all water including surface water and underground water, all land, all living organisms and the interacting natural systems that include components of air, land, water, living organisms and organic and inorganic matter, and includes indoor spaces.

1.1.44	“Environmental Laws” means any Laws relating to the Environment and protection of the Environment, the regulation of chemical substances or products, health and safety including occupational health and safety, and the transportation of dangerous goods.

1.1.45	“Equityholders” means, collectively, the Sellers and the Majority Optionholders and each such Person is referred to herein as an “Equityholder”.

1.1.46	“Equityholder Consideration” means an amount equal to the sum of (i) the Purchase Price and (ii) the Vested Majority Option Amount.

1.1.47	“Escrow Agent” means Gowling WLG (Canada) LLP.

1.1.48	“Escrow Agreement” means the Escrow Agreement in substantially the form attached hereto as Exhibit 1.1.48, by and among the Escrow Agent, the Buyer and the Securityholder Representative, to be entered into at the Closing.

1.1.49	“Escrow Fund” means an amount equal to $200,000, less amounts disbursed therefrom from time to time in accordance with this Agreement and the Escrow Agreement.

1.1.50	“Estimated Closing Date Statement” is defined in Section 2.5.

1.1.51	“Estimated Closing Date Net Indebtedness” means Indebtedness minus Cash as of the close of business on the Closing Date (disregarding the transactions contemplated by this Agreement) as shown on the Estimated Closing Date Statement.

1.1.52	“Estimated Closing Date Working Capital” means, on a consolidated basis, (i) Current Assets as of the close of business on the Closing Date (disregarding the transactions contemplated by this Agreement) minus (ii) Current Liabilities as of the close of business on the Closing Date (disregarding the transactions contemplated by this Agreement other than obligation to pay the employer portion of any contributions, withholdings or payroll Taxes in respect of any Sale Bonuses, the Vested Option Amount or the Sellers’ Unvested Option Portion) as shown on the Estimated Closing Date Statement.

1.1.53	“Estimated Purchase Price” shall be an amount, as calculated in the Estimated Closing Date Statement, equal to (i) the Base Purchase Price, minus (ii) the Estimated Closing Date Net Indebtedness, minus (iii) the amount of the Sellers’ Expenses, minus (iv) the Vested Option Amount, minus (v) the Sellers’ Unvested Option Portion and then adjusted as follows:

1.1.53.1	if the Closing Date Working Capital Target is greater than the Estimated Closing Date Working Capital, decreased by an amount equal to the difference between the Closing Date Working Capital Target and the Estimated Closing Date Working Capital;

1.1.53.2	if the Closing Date Working Capital Target is less than the Estimated Closing Date Working Capital, increased by an amount equal to the difference between the Estimated Closing Date Working Capital and the Closing Date Working Capital Target; or

1.1.53.3	if the Closing Date Working Capital Target is equal to the Estimated Closing Date Working Capital, no adjustment shall be made.

1.1.54	“ETA” means the Excise Tax Act (Canada).

1.1.55	“Excluded Claims” is defined in Section 8.4.1.

1.1.56	“Financial Statements” means:

1.1.56.1	the audited consolidated balance sheet and statements of income, retained earnings and cash flow of the Corporation as at and for the financial years ended December 31, 2015 and December 31, 2016;

1.1.56.2	the unaudited consolidated balance sheets and statements of income and cash flows of the Corporation as at and for the twelve-months ended December 31, 2017.

1.1.57	“Fraud” shall mean any deliberate and intentional fraud with respect to the misrepresentation of a fact in the representations or warranties contained in Article 3, Article 4, Article 5.

1.1.58	“Fundamental Representations” is defined in Section 8.1.

1.1.59	“GAAP” means Canadian generally accepted accounting principles applicable to private enterprises under Part II of the CPA Canada Handbook of the Chartered Professional Accountants of Canada as at the date on which any calculation is made or required to be made in accordance with “GAAP.”

1.1.60	“Governmental Authority” means:

1.1.60.1	any federal, provincial, state, local, municipal, regional, territorial, aboriginal, or other government, governmental or public department, branch, ministry, tribunal, or court, domestic or foreign, including any district, agency, commission, board, arbitration panel or authority and any subdivision of any of them exercising or entitled to exercise any administrative, executive, judicial, ministerial, prerogative, legislative, regulatory, or taxing authority or power of any nature; and

1.1.60.2	any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of them, and any subdivision of any of them.

1.1.61	“Indebtedness” means, with respect to a Person, on a consolidated basis, any of the following: (a) any outstanding indebtedness or other obligations for borrowed money, (b) all outstanding indebtedness evidenced by bonds, debentures, notes or other similar instruments or debt securities, (c) any obligations to pay the deferred purchase price of property, services or other assets (including any seller notes and “earn-outs”, payments for Tax benefits or similar obligations, but excluding trade accounts payable and other Current Liabilities), (d) all outstanding indebtedness in respect of drawn letters of credit, bankers’ acceptances, surety bonds, performance bonds or similar facilities, (e) all outstanding payment obligations under any interest rate or currency swap agreement, collars, caps or similar hedging agreement, (f) any obligations as lessee under capitalized leases, (g) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property, (h) all outstanding liabilities for deferred compensation or pension obligations, (i) all outstanding indebtedness of in respect of any guaranty of indebtedness of another Person of the type described in clauses (a) through (h) above, and (j) any accrued interest, termination fees, prepayment premiums, penalties, make-whole payments, breakage costs or other similar fees, costs or expenses incurred (or required to be paid at Closing) in connection with the prepayment, repayment, redemption, payoff, amendment, modification or supplement of any of the foregoing in clauses (a) through (i) at the Closing.

1.1.62	“Indemnified Party” means the Party or other indemnified Person entitled to make a Claim for indemnification under any provision of Article 8.

1.1.63	“Indemnifying Party” means the Party providing indemnification under any provision of Article 8.

1.1.64	“Indemnity Claim” is defined in Section 8.5.

1.1.65	“Indemnity Notice” is defined in Section 8.5.

1.1.66	“Independent Accountant” is defined in Section 2.7.1.

1.1.67	“Insurance Policies” is defined in Section 4.32.1.

1.1.68	“Intellectual Property” means:

1.1.68.1	trade-marks, design marks, logos, service marks, certification marks, official marks, trade names, business names or corporate names, whether or not registered or the subject of an application for registration and whether or not registrable, and associated goodwill (“Trade-marks”);

1.1.68.2	inventions, arts, processes, machines, articles of manufacture, compositions of matter, business methods, formulae, developments and improvements, whether or not patented or the subject of an application for patent and whether or not patentable, methods and processes for making any of them, and related documentation (whether in written or electronic form) and know-how (“Inventions”);

1.1.68.3	computer software programs, software in source code or object code form, algorithms, documentation, literary works, artistic works, pictorial works, graphic works, musical works, dramatic works, audio visual works, performances, sound recordings and signals, including their content, and any compilations of any of them, whether or not registered or the subject of an application for registration, or capable of being registered (“Works”);

1.1.68.4	domain names, whether registered primary domain names or secondary or other higher level domain names, Internet addresses and social media identifiers (“Domain Names”);

1.1.68.5	industrial designs and all variants of industrial designs, whether or not registered or the subject of an application for registration and whether or not registrable (“Designs”); and

1.1.68.6	trade secrets, technical expertise, and research data and other confidential information relating to goods and services.

1.1.69	“Intellectual Property Rights” means:

1.1.69.1	any common law principle or statutory provision which may provide a right in Intellectual Property, including all:

(a)	common law rights and registrations, pending applications for registration and rights to file applications for the Trade-marks, including all rights of priority;

(b)	Patents, pending Patent applications and rights to file applications for patents or Inventions, including all rights of priority and rights in continuations, continuations-in-part, divisions, reissues, renewals, re-examinations, exclusions and other derivative applications and patents;

(c)	copyrights in Works and all registrations, pending applications for registration and rights to file applications for Works and all moral rights and benefits of waivers of moral rights in Works;

(d)	registrations, pending applications for registration and rights to file applications for registration of Domain Names and all other common law and statutory rights in Domain Names; and

(e)	industrial design rights, design patents, design registrations, pending patent and design applications and rights to file applications for Designs, including all rights of priority and rights in continuations, continuations-in-part, divisions, re-examinations, reissues and other derivative applications;

1.1.69.2	all rights in licences, sub-licences, franchise agreements, waivers and other contractual rights in any of the items listed in Section 1.1.69.1; and

1.1.69.3	all rights to enforce the rights and obtain remedies for a violation of any of the rights listed in Sections 1.1.69.1 and 1.1.69.2.

1.1.70	“IRC” means the Internal Revenue Code of 1986, as amended (United States).

1.1.71	“ITA” means the Income Tax Act (Canada).

1.1.72	“to the Knowledge of” means (i) with respect to any Seller, the actual knowledge of such Seller, and (ii) with respect to the Corporation, the actual knowledge, after reasonably inquiry of their direct reports, of Brandon Cope, Wendy Ha, Serguei Lomovtsev and Mamdouh Refaat.

1.1.73	“Law” or “Laws” means all foreign, federal, state and local laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws or other requirements of any Governmental Authority applicable to such Person and its business, operations or ownership of use of any of its property or assets.

1.1.74	“Leased Premises” means all of the lands and premises which are leased by the Corporation or the Subsidiary as set forth on Section 4.19 of the Disclosure Schedule.

1.1.75	“Leases” means the leases entered into by the Corporation and the Subsidiary under which the Leased Premises are leased.

1.1.76	“Letter of Intent” means the letter of intent dated December 4, 2017 from the Buyer to the Corporation with respect to the transactions contemplated by this Agreement.

1.1.77	“Licence Agreements” is defined in Section 4.20.7.

1.1.78	“Licensed IP” means the Intellectual Property and Intellectual Property Rights owned by Persons other than the Corporation or the Subsidiary and which the Corporation or the Subsidiary uses.

1.1.79	“Lien” means any security interest, mortgage, deed of trust, charge, pledge, hypothec, lien, encumbrance, restriction, option, adverse claim, right of first refusal or offer, lease, assessment, easement, restrictive agreement, encroachment, right-of-way, survey or title defect or other encumbrance of any kind.

1.1.80	“Loss” means any loss, damage, Tax, cost or expense, including the costs and expenses (including professional fees) of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise.

1.1.81	“Majority Optionholders” means the persons listed on Schedule B attached hereto.

1.1.82	“Material Adverse Effect” means any change, event, occurrence, effect, matter, condition, state, fact or circumstance that (a) is or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations, properties, results of operations, assets, financial condition or liabilities (financial or otherwise) of the Corporation and the Subsidiary, taken as a whole, or (b) would prevent, materially delay or materially impede the ability of the Sellers, the Corporation or the Subsidiary to perform their respective obligations under this Agreement or any of the other Transaction Documents or to complete the transactions contemplated hereby or thereby; except that none of the following shall be taken into account in the determination of whether a Material Adverse Effect has occurred under clause (a):

1.1.82.1	any change generally affecting the industries in which the Corporation and the Subsidiary operate but only to the extent that such change does not have a disproportionately adverse effect on the Corporation or the Subsidiary as compared to other businesses in the same industry;

1.1.82.2	any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, currency exchange, political or market (including commodity market) conditions or in national or global financial or capital markets but only to the extent that such change does not have a disproportionately adverse effect on the Corporation or the Subsidiary as compared to other businesses in the same industry;

1.1.82.3	any change in Law or GAAP after the date of this Agreement; and

1.1.82.4	any natural disaster but only to the extent that such change does not have a disproportionately adverse effect on the Corporation or the Subsidiary as compared to other businesses in the same industry.

1.1.83	“Material Contract” is defined in Section 4.22.

1.1.84	“Material Customers” is defined in Section 4.26.

1.1.85	“Material Vendors” is defined in Section 4.26.

1.1.86	“Non-Disclosure Agreement” means the non-disclosure agreement dated June 6, 2017 between the Buyer and the Corporation, as amended from time to time.

1.1.87	“Open Source License” is defined in Section 4.20.8

1.1.88	Intentionally omitted.

1.1.89	“Options” means all options granted by the Corporation to purchase Common Shares that are outstanding immediately prior to Closing and identified on Schedule 2.2.

1.1.90	“Ordinary Course” means, with respect to an action taken by the Corporation or the Subsidiary, that such action is consistent with the past practices of the Corporation or the Subsidiary and is taken in the ordinary course of the normal day-to-day operations of the business of the Corporation or the Subsidiary.

1.1.91	“Owned IP” means all Intellectual Property that is owned by the Corporation or the Subsidiary.

1.1.92	“Parties” means the Sellers, the Securityholder Representative and the Buyer, collectively, and “Party” means any of them.

1.1.93	“Permits” means authorizations, registrations, permits, franchises, certificates of approval, approvals, grants, licences, quotas, consents, commitments, rights or privileges issued or granted by any Governmental Authority.

1.1.94	“Permitted Liens” means:

1.1.94.1	title defects affecting title to any Leased Premises which are of a minor nature and do not, individually or in the aggregate materially impair current value, occupancy, possession or use of any Leased Premises;

1.1.94.2	any right of expropriation conferred upon, reserved to or vested in any Governmental Authority under any Law;

1.1.94.3	zoning restrictions, easements and rights of way or other similar Liens or privileges in respect of real property which do not, individually or in the aggregate, materially impair the current value, occupancy, possession or use of any of the Leased Premises and which are not violated in any respect by existing or proposed structures or land use; or

1.1.94.4	any Lien listed in Schedule 1.1.94.4.

1.1.95	“Person” will be broadly interpreted and includes:

1.1.95.1	a natural person, whether acting in his or her own capacity, or in his or her capacity as executor, administrator, estate trustee, trustee or personal or legal representative, and the heirs, executors, administrators, estate trustees, trustees or other personal or legal representatives of a natural person;

1.1.95.2	a corporation or a company of any kind, a partnership of any kind, a sole proprietorship, a trust, a joint venture, an association, an unincorporated association, an unincorporated syndicate, an unincorporated organization or any other association, organization or other entity of any kind; and

1.1.95.3	a Governmental Authority.

1.1.96	“Personal Information” means information about an individual who can be identified by the Person who holds that information.

1.1.97	“Peterson Partners” means Peterson Partners (BVI) VI, L.P.

1.1.98	“Plans” means all employee benefit plans, programs, agreements or arrangements, domestic or foreign, including all bonus, incentive, profit sharing, pension, retirement compensation, retirement savings, retirement income, deferred compensation, incentive compensation, welfare, fringe benefit, legal, health and other medical, dental, life, accident, disability, supplemental retirement, profit sharing, stock purchase, stock option, restricted stock, phantom stock, stock appreciation rights or other equity incentive plans, programs, agreements or arrangements, and all termination, severance or other plans, programs, agreements or arrangements, every other benefit plan, program, agreement or arrangement which are maintained, contributed to or sponsored by the Corporation or the Subsidiary, or under which the Corporation or the Subsidiary has any liability or contingent liability, for the benefit of, or relating to, any Employee or former Employee or their respective dependants or beneficiaries or which otherwise provide coverage for any current or former Employee or their respective dependants and beneficiaries.

1.1.99	“Preferred Shares” is defined in Section 4.8.

1.1.100	“Prepaid Amounts” means all prepaid expenses and deposits made by the Corporation or the Subsidiary.

1.1.101	“Pro Rata Portion” means the percentage set out opposite each Equityholder’s name on Schedule 2.5.

1.1.102	“Purchase Price” shall be an amount equal to the Estimated Purchase Price, as adjusted after the Closing pursuant to Section 2.8.

1.1.103	“Purchased Shares” is defined in Section 2.1.

1.1.104	“Release” means to release, spill, leak, pump, pour, emit, empty, discharge, deposit, inject, leach, dispose, dump or permit to escape.

1.1.105	“Remedial Order” means any remedial order, including any notice of non-compliance, order, other complaint, direction or sanction issued, filed or imposed by any Governmental Authority pursuant to Environmental Laws.

1.1.106	“Representatives” means, with respect to any Person, the advisors, agents, consultants, directors, officers, management, employees, subcontractors, and other representatives, including accountants, auditors, financial advisors, lenders and lawyers of such Person.

1.1.107	“Required Consents” means the required non-governmental third party consents and all Governmental Authority approvals required in connection with the Transactions as set forth on Schedule 1.1.105.

1.1.108	“Reserve Amount” means the amount of $400,000, which shall be used by the Securityholder Representative for the purposes of (i) carrying out its duties as Securityholder Representative and (ii) as set forth in Section 2.9.

1.1.109	“Securities” means, with respect to a Person, (a) any capital stock, partnership or membership interest, unit of participation or other similar interest in such Person, and (b) any option, warrant, purchase right, conversion right, exchange right or other contractual obligation which would allow any other Person to acquire any such interest in such Person.

1.1.110	“Securityholder Representative” is defined in Section 2.12.

1.1.111	“Sellers” is defined in the recital of the Parties above.

1.1.112	“Sellers’ Unvested Option Portion” means an amount equal to 25% of the Unvested Option Amount.

1.1.113	“Sellers’ Expenses” means, without duplication, all costs, fees and expenses incurred by or on behalf of the Corporation and the Subsidiary on or before the Closing (whether or not invoiced) in connection with the preparation, execution and consummation of this Agreement, any Transaction Document and the Transactions or the related solicitation of other potential acquirers for the Corporation and the Subsidiary, that remain outstanding as of immediately prior to the Closing, including (i) all costs, fees, disbursements and expenses (whether or not invoiced) that remain outstanding as of immediately prior to the Closing of attorneys, accountants, investment bankers and other advisors or service providers of the Corporation and/or the Subsidiary in connection with the Transactions including the unpaid fees and expenses of Gowling WLG (Canada) LLP and Jones Day LLP, and (ii) all unpaid change of control or transaction bonuses, severance or success, retention or other similar payments of the Equityholders, the Corporation or the Subsidiary that become due as a result of the Closing (whether paid on or following the Closing) to any member, officer, director, employee, consultant or contractor of the Equityholders, the Corporation or the Subsidiary (including any costs or fees) and any amounts payable to gross up or make whole any Person for income or excise Taxes imposed with respect to such amounts (excluding, for the avoidance of doubt, (A) payments arranged by the Buyer or any of its Affiliates or payments arising from employment or service of any such individual after the Closing, (B) the Vested Option Amount and (C) Unvested Option Amount) (all such amounts “Sale Bonuses”).

1.1.114	“Seller Indemnitees” means the Sellers and their respective heirs, executors, successors and assigns.

1.1.115	“Shareholder Agreement” means the Unanimous Shareholder Agreement dated May 31, 2013 among Peterson Partners, Martin Galligan, BMO Nesbitt Burns Inc. ITF Sandra K. Galligan, BMO Nesbitt Burns Inc. ITF Martin P. Galligan, BMO Nesbitt Burns Inc. ITF The Galligan Group Ltd., Sugnet and Varia.

1.1.116	“Stock Option Plan” means the Third Amended and Restated Stock Option Plan of the Corporation.

1.1.117	“Straddle Period” means any taxation period of the Corporation or a Subsidiary ending after the Closing Date which commenced before the Closing Date.

1.1.118	“Stub Period Returns” is defined in Section 6.3.

1.1.119	“Subsidiary” means Angoss Software Limited, a United Kingdom private limited company.

1.1.120	“Sugnet” means Sugnet Insurance Group, Inc.

1.1.121	“Swartz” means GTM Advantage 401K Plan, for the benefit of Gordon Swartz.

1.1.122	“Tax” or “Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies, rates, withholdings, dues, government contributions and other charges of any kind whatsoever imposed by any Governmental Authority, whether direct or indirect, including those levied on, or measured by, or referred to as income, gross income, profits, capital gains, alternative or add-on, or minimum, capital, transfer, land transfer, sales, retail sales, goods and services, harmonized sales, value-added, ad valorem, excise, stamp, non-resident withholding, employee withholding, employment, health, employer health, social services, and all contributions, premiums, surtaxes, all customs duties, import and export taxes, all provincial workers’ compensation payments, and all employment insurance, health insurance and Canada, Québec and other government pension plan contributions, and in all such cases together with all interest, penalties and fines applied thereon.

1.1.123	“Tax Law” means any Law that imposes Taxes or that deals with the administration or enforcement of liabilities for Taxes.

1.1.124	“Tax Return” means any return, report, estimate, declaration, designation, election, undertaking, waiver, notice, filing, information return, statement, form, certificate or any other document or materials relating to Taxes, including any related or supporting information with respect to any of those documents or materials listed above in this Section 1.1.124, or amendments of (including refund claims with respect to) any of the foregoing, filed or to be filed with any Governmental Authority in connection with the determination, assessment, collection or administration of Taxes.

1.1.125	“Third Party Claim” is defined in Section 8.5.

1.1.126	“Threshold” is defined in Section 8.4.1.

1.1.127	“Transaction Documents” means this Agreement and the other agreements, certificates and documents identified as such on Schedule 1.1.124.

1.1.128	“Undisputed Amounts” is defined in Section 2.7.1.

1.1.129	“Unvested Options” means the Options granted, or agreed to be granted, by the Corporation on and after May 15, 2017 and identified as Unvested Options on Schedule 2.2.

1.1.130	“Unvested Option Amount” means the amount equal to the sum of all of the amounts to be paid to the holders of the Unvested Options as set forth in Schedule 2.2.

1.1.131	“Varia” means Hiten Varia.

1.1.132	“Vested Options” means the Options granted by the Corporation before May 15, 2017 and identified as Vested Options on Schedule 2.2.

1.1.133	“Vested Option Amount” means the amount equal to the sum of all amounts to be paid to the holders of the Vested Options under the applicable Stock Option Cancellation Agreements and as set forth on Schedule 2.2.

1.1.134	“Vested Majority Option Amount” means the portion of the Vested Option Amount to be paid to the Majority Optionholders, as adjusted after the Closing pursuant to Section 2.8.

1.2	Certain Rules of Interpretation

1.2.1	In this Agreement, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders. Every use of the words “including” or “includes” in this Agreement is to be construed as meaning “including, without limitation” or “includes, without limitation”, respectively.

1.2.2	The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

1.2.3	References in this Agreement to an Article, Section, Schedule or Exhibit are to be construed as references to an Article, Section, Schedule or Exhibit of or to this Agreement unless otherwise specified. The words “hereof,” “herein,” “hereto,” “hereunder,” “hereby” and other similar expressions refer to this Agreement as a whole and not to any particular section or portion of it. All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

1.2.4	Unless otherwise specified in this Agreement, time periods within which or following which any calculation or payment is to be made, or action is to be taken, will be calculated by excluding the day on which the period begins and including the day on which the period ends. If the last day of a time period is not a Business Day, the time period will end on the next Business Day.

1.2.5	Unless otherwise specified, any reference in this Agreement to any statute includes all regulations and subordinate legislation made under or in connection with that statute at any time, and is to be construed as a reference to that statute as amended, modified, restated, supplemented, extended, re-enacted, replaced or superseded at any time.

1.2.6	Where the word “consolidated” is used in this Agreement, it refers to “the Corporation and its Subsidiary on a consolidated basis.”

1.3	Governing Law

This Agreement is governed by, and is to be construed and interpreted in accordance with, the Laws of the Province of Ontario and the Laws of Canada applicable in that Province, without reference to the conflict of laws principles of such jurisdiction that may refer the governance, construction or interpretation of the Agreement to the Laws of another jurisdiction.

1.4	Entire Agreement; Integration; Schedules

This Agreement, the Disclosure Schedule and Exhibits attached hereto, the Non-Disclosure Agreement, and any other Transaction Document or other documents to be delivered at Closing under this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties including the Letter of Intent, and there are no representations, warranties or other agreements between the Parties, express or implied, in connection with the subject matter of this Agreement except as specifically set out in this Agreement or in any of the other Transaction Documents delivered at Closing under this Agreement. No Party has been induced to enter into this Agreement in reliance on any warranty, representation, opinion, advice or assertion of fact, except to the extent it has been reduced to writing and included as a term in this Agreement, the Disclosure Schedule and Exhibits attached hereto, the Non-Disclosure Agreement or in any of the other Transaction Documents.

1.5	Schedules and Exhibits

Schedule	Subject Matter
A	List of Sellers
B	List of Majority Optionholders
1.1.94.4	Permitted Liens
1.1.105	Required Consents
1.1.124	Transaction Documents
2.1	Purchased Shares
2.2	Options
2.5	Payment Spreadsheet
2.11	Purchase Price and Working Capital Example
Article 4	Disclosure Schedule
Exhibit	Subject Matter
7.1.5.1	Key Employees
7.1.7.4	Form of release by the Directors
7.1.7.5	Documentation for Options

Article 2
PURCHASE AND SALE

2.1	Agreement of Purchase and Sale

2.1.1	Subject to the terms and conditions of this Agreement, on the Closing Date, each of the Sellers will sell, transfer, assign and deliver to the Buyer, and the Buyer will purchase from such Seller, all of the outstanding capital stock of the Corporation owned by such Seller set forth on Schedule 2.1 (the “Purchased Shares”), free and clear of all Liens other than restrictions on transfer under applicable securities Laws.

2.1.2	The acquisition of the Purchased Shares and the other transactions contemplated herein are collectively referred to as the “Transactions.”

2.2	Purchase Price

2.2.1	The Buyer will pay the Purchase Price to the Sellers in accordance with Schedule 2.5 for the Purchased Shares.

2.3	Closing; Payments at Closing

2.3.1	Closing

The Closing will take place at the Closing Time on the Closing Date, after the conditions set forth in Article 7 are satisfied (other than those conditions that by their nature are normally satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing) or waived, by delivery of all required documents by the Parties as required hereunder by electronic transmission or original and with all funds delivered by wire transfer all of which is delivered in escrow pending authorization of release.

2.3.2	Closing Procedures

At the Closing Time:

2.3.2.1	the Sellers will sell and the Buyer will purchase the Purchased Shares for the Purchase Price;

2.3.2.2	the Equityholders, the Corporation and the holders of Vested Options will deliver or cause to be delivered to the Buyer all documents referred to in Section 7.1.7;

2.3.2.3	the Buyer will deliver or cause to be delivered to the Securityholder Representative all documents referred to in Section 7.3.5; and

2.3.2.4	the Buyer will pay, or cause the payment of, by wire transfer of immediately available funds, the amounts set out in Section 2.3.3 to the corresponding recipients set out in Section 2.3.3.

2.3.3	Payments at Closing

The Buyer will, at the Closing Time, pay:

2.3.3.1	to the holders of Indebtedness, the amounts set forth in the payoff letters delivered to the Buyer pursuant to Section 2.5 in accordance with the wire transfer instructions contained in such payoff letters;

2.3.3.2	to the payees of the Sellers’ Expenses in accordance with the amounts and wire instructions delivered to the Buyer pursuant to Section 2.5;

2.3.3.3	to the Corporation, the following amounts:

(a)	an amount equal to the Unvested Option Amount, which amount shall be further distributed by the Corporation in accordance with Section 6.7; and

(b)	an amount equal to the Vested Option Amount, which amount shall be further distributed by the Corporation in accordance with Section 6.7;

2.3.3.4	to the Securityholder Representative, the Reserve Amount less the aggregate amount of each Majority Optionholder’s Pro Rata Portion of the Reserve Amount, to be held in accordance with Sections 2.9 and 2.12;

2.3.3.5	to the Escrow Agent, the Escrow Fund less the aggregate amount of each Majority Optionholder’s Pro Rata Portion of the Escrow Fund, to be held in accordance with Section 2.13 and the Escrow Agreement; and

2.3.3.6	to the Securityholder Representative for payment to the Sellers in accordance with Schedule 2.5, an amount equal to (i) the Estimated Purchase Price, minus (ii) the amount paid under Section 2.3.3.4, and minus (iii) the amount paid under Section 2.3.3.5.

2.4	Intentionally Deleted.

2.5	Estimated Closing Date Statement

Not less than three Business Days before the Closing Date, the Corporation will deliver to the Buyer: (i) a certificate, executed by the chief financial officer of the Corporation and reasonably acceptable to Buyer, along with all working papers and necessary background documents, setting forth: (A) good faith estimates by the Corporation of the Cash, Indebtedness, Sellers’ Expenses, Current Assets and Current Liabilities (in each case, calculated as at the close of business on the Closing Date and in accordance with the definitions thereof) and, based on those estimates, a calculation of the: (B) Estimated Closing Date Working Capital; and (C) the Estimated Closing Date Net Indebtedness (together, the “Estimated Closing Date Statement”), (ii) Schedule 2.5 which shall set forth each Equityholder’s Pro Rata Portion of the Equityholder Consideration, Reserve Amount and Escrow Fund, (iii) a payoff letter from each holder of Indebtedness, in form and substance reasonably acceptable to the Buyer, (Y) indicating the amount required to discharge such indebtedness at Closing and (Z) including, if any such indebtedness is secured by any Liens, an undertaking by the holder(s) thereof to release such Liens upon receipt of the stated payoff amount; and (iv) final amounts and wire transfer instructions for the payees of Sellers’ Expenses. The Estimated Closing Date Statement will be prepared in accordance with the Accounting Principles.

2.6	Closing Date Statement

Not later than 90 days after the Closing Date, the Buyer will cause to be prepared and delivered to the Securityholder Representative a certificate executed by the Buyer along with all working papers and necessary background documents, which will be prepared in accordance with the Accounting Principles (the “Closing Date Statement”), setting forth final calculations of the Cash, Indebtedness, Sellers’ Expenses, Current Assets, Current Liabilities, Actual Closing Date Working Capital and Actual Closing Date Net Indebtedness as of the close of business on the Closing Date. The Securityholder Representative may notify the Buyer that it accepts or disputes the Closing Date Statement at any time within 15 days after receiving it, but will be deemed to accept it on the 16th day after receipt unless the Securityholder Representative delivers a written notice (the “Dispute Notice”) to the Buyer of a dispute (an “Closing Date Statement Dispute”) prior to that 16th day. On the date of the Securityholder Representative’s deemed acceptance, or any earlier date upon which the Buyer receives notice of the Securityholder Representative’s acceptance, the Closing Date Statement will be presumed to be true and correct in all respects and will be final and binding on the Buyer and the Equityholders.

2.7	Disputes

2.7.1	Any Dispute Notice must set out the reasons for the Closing Date Statement Dispute, the amounts in dispute, together with reasonable supporting detail, and reasonable details of the calculation of those amounts. The Buyer and the Securityholder Representative will attempt, in good faith, to resolve the Closing Date Statement Dispute within 20 days after the Buyer’s receipt of the Dispute Notice. Any Closing Date Statement Dispute not resolved by the Buyer and the Securityholder Representative within that period (“Disputed Amounts” and any amounts not so disputed, the “Undisputed Amounts”), shall be submitted for resolution to an impartial nationally recognized firm of independent chartered professional accountants mutually agreeable to the Buyer and the Securityholder Representative other than a firm with which the Corporation, the Securityholder Representative or the Buyer has material relations (the “Independent Accountant”) who, acting as experts and not arbitrators, shall (i) address only the Disputed Amounts that remain in dispute and are submitted to the Independent Accountant, (ii) provide each of the Buyer and the Securityholder Representative with the same opportunity to present their respective positions and submit materials regarding their proposed amounts for such Disputed Amounts to the Independent Accountant, (iii) base its determination for each of the submitted Disputed Amounts solely on the submissions of the parties and the relevant definitions and Accounting Principles contained herein, and (iv) re-calculate the Equityholder Consideration and the Closing Date Statement, as modified only by the Independent Accountant’s resolution of the Disputed Amounts.

2.7.2	The fees and expenses of the Independent Accountant shall be paid by Equityholders, on the one hand, and by Buyer, on the other hand, based upon the percentage that the amount actually contested but not awarded to Equityholders or Buyer, respectively, bears to the aggregate amount actually contested by Equityholders and Buyer.

2.7.3	The Independent Accountant shall make a determination as soon as practicable, but no later than 45 days (or such other time as the parties hereto shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Closing Date Statement, the Actual Closing Date Working Capital, the Actual Closing Date Net Indebtedness, Sellers’ Expenses and/or the Equityholder Consideration shall be final, conclusive and binding upon the Parties and not subject to appeal.

2.8	Equityholder Consideration Adjustment

2.8.1	On the date on which the Parties agree to the Closing Date Statement, or, if there is a Closing Date Statement Dispute, on the date on which a determination of a Closing Date Statement Dispute is made pursuant to Section 2.7, the Equityholder Consideration will be adjusted as follows:

2.8.1.1	Closing Date Net Indebtedness

(a)	if the Actual Closing Date Net Indebtedness is greater than (for clarity, is a less negative (or more positive) amount than) the Estimated Closing Date Net Indebtedness, decreased by an amount equal to the difference between the Actual Closing Date Net Indebtedness and the Estimated Closing Date Net Indebtedness;

(b)	if the Actual Closing Date Net Indebtedness is less than (for greater clarity, is more negative (or less positive) amount than) the Estimated Closing Date Net Indebtedness, increased by an amount equal to the difference between the Estimated Closing Date Net Indebtedness and the Actual Closing Date Net Indebtedness; or

(c)	if the Actual Closing Date Net Indebtedness is equal to the Estimated Closing Date Net Indebtedness, no adjustment shall be made; and

2.8.1.2	Closing Date Working Capital

(a)	if the Actual Closing Date Working Capital is greater than (for greater clarity, is more positive (or less negative) than) the Estimated Closing Date Working Capital, increased by an amount equal to the difference between the Actual Closing Date Working Capital and the Estimated Closing Date Working Capital;

(b)	if the Actual Closing Date Working Capital is less than (for greater clarity, is less positive (or more negative) than) the Estimated Closing Date Working Capital, decreased by an amount equal to the difference between the Estimated Closing Date Working Capital and the Actual Closing Date Working Capital; or

(c)	if the Actual Closing Date Working Capital is equal to the Estimated Closing Date Working Capital, no adjustment shall be made; and

2.8.1.3	Sellers’ Expenses

(a)	if the actual amount of Sellers’ Expenses as set forth in the Closing Date Statement (“Actual Sellers’ Expenses”) is greater than the estimated amount of Sellers’ Expenses set forth in the Estimated Closing Date Statement (“Estimated Sellers’ Expenses”), decreased by an amount equal to the difference between the Actual Sellers’ Expenses and the Estimated Sellers’ Expenses;

(b)	if the Actual Sellers’ Expenses is less than the Estimated Sellers’ Expenses, increased by an amount equal to the difference between the Estimated Sellers’ Expenses and the Actual Sellers’ Expenses; or

(c)	if the Actual Sellers’ Expenses is equal to the Estimated Sellers’ Expenses, no adjustment shall be made.

2.9	Equityholder Consideration Adjustment Payment

2.9.1	If the Equityholder Consideration adjustments made pursuant to Section 2.8 result in:

2.9.1.1	a net increase to the Equityholder Consideration, the Buyer shall promptly pay: (i) an aggregate amount equal to the Sellers’ Pro Rata Portion of that net increase to the Securityholder Representative, and the Securityholder Representative shall distribute such amount directly to the Sellers and (ii) an aggregate amount equal to the Majority Optionholders’ Pro Rata Portion of that net increase to the Corporation and the Corporation shall further distribute the applicable amount to the Majority Optionholders in accordance with its regular payroll procedures, in each case in accordance with the Pro Rata Portions of the Equityholders and less applicable Tax, employment-related or other withholdings; or

2.9.1.2	a net decrease to the Equityholder Consideration, Peterson Partners shall have a joint and several obligation, and each other Equityholder shall have a several obligation in accordance with its Pro Rata Portion, to promptly pay to the Buyer the amount of such net decrease, which payment shall be made from the Reserve Amount, and, if the Reserve Amount is insufficient, either (i) by the Equityholders or (ii) from the Escrow Fund (at the Buyer’s sole discretion).

2.10	Manner of Payment; Exchange of Currency

2.10.1	Except as otherwise required herein, all payments required to be made to or to the order of a Party under this Article will be made by wire transfer to an account designated in writing by the Party entitled to receive the payment.

2.10.2	The Estimated Closing Date Statement and the Closing Date Statement shall be prepared in United States Dollars and any conversions from Canadian Dollars or UK Pounds Sterling shall, notwithstanding anything else in this Agreement, be converted at the applicable closing rate published by the Bank of Canada on Tuesday January 23, 2018 (available at https://www.bankofcanada.ca/rates/exchange/daily-exchange-rates/).

2.11	Intentionally Deleted.

2.12	Appointment of Securityholder Representative

2.12.1	Each Equityholder, by virtue of the execution of this Agreement, hereby appoints Peterson Partners to be the appointed attorney-in-fact, and authorized and empowered to act, for and on behalf of any or all of the Equityholders, for all matters arising out of or relating to this Agreement generally, and such other matters as are reasonably necessary for the consummation of the Transactions including (i) to review all determinations of the adjustments to the Equityholder Consideration in this Article 2 and, to the extent deemed appropriate, dispute, question the accuracy of, compromise, settle or otherwise resolve any and all such determinations; (ii) to receive any payments on behalf of the Equityholders in accordance with the terms of this Article 2, or disburse payments to the Equityholders in accordance with Schedule 2.5; (iii) agree to, negotiate, enter into settlements and compromises of and comply with orders of courts and awards of arbitrators with respect to any Indemnity Claim; (iv) resolve any Indemnity Claims; (v) appoint any arbitrator and conduct any arbitration with respect to this Agreement; (vi) to enforce or waive any representation, warranty or covenant or condition of the Buyer hereunder; (vii) to execute and deliver on behalf of the Equityholders any documents or agreement contemplated by or necessary or desirable in connection with this Agreement; and (viii) to take such further actions, including coordinating and administering post-closing matters related to the rights and obligations of the Equityholders, as are authorized in this Agreement (the above named representative, as well as any subsequent representative of the Equityholder appointed by Equityholders who, immediately prior to Closing, held a majority of outstanding Preferred Shares being referred to herein as the “Securityholder Representative”) provided that, notwithstanding the above, the Securityholder Representative shall have no authority nor be empowered to act for and on behalf of an Equityholder, in any manner whatsoever, in respect of an Indemnity Claim with respect to an Individual Representation. For greater certainty, each Equityholder specifically acknowledges that the Securityholder Representative is authorized to bind the Equityholders to make monetary payments in order to give effect to the provisions of this Section 2.12 and the provisions of this Agreement. Each of the Buyer and the Escrow Agent shall be entitled to rely on any decision, action, consent or instruction of the Securityholder Representative as being the decision, action, consent or instruction of each and every Equityholder, and each of the Buyer and the Escrow Agent are hereby relieved from any liability to any Person for acts done by them in accordance with any such decision, act, consent or instruction.

2.12.2	Each Equityholder agrees to indemnify and hold harmless the Securityholder Representative from any liabilities it may incur arising out of or relating to any action or inaction in its capacity as the Securityholder Representative, unless such action or omission results from or arises out of gross negligence or willful misconduct on the part of the Securityholder Representative.

2.12.3	Each Equityholder will be bound by all actions taken by the Securityholder Representative in connection with this Agreement, and the Buyer shall be entitled to rely on such appointment and any action or decision of the Securityholder Representative.

2.12.4	The grant of authority provided for in this Section 2.12 (i) is coupled with an interest and will be irrevocable and survive the death, incompetency, bankruptcy, liquidation, merger or change of control of any Equityholder, and (ii) may be exercised by the Securityholder Representative acting by signing as Securityholder Representative of any Equityholder.

2.12.5	The Securityholder Representative is hereby authorized to establish an account for the purposes of holding the Reserve Amount. The Securityholder Representative may use the Reserve Amount to pay any amounts owed pursuant to Section 2.9 or any fees, costs, expenses or other obligations incurred by the Securityholder Representative in connection with the matters described in this Section 2.12. No interest or earnings will be paid on the Reserve Amount. The Securityholder Representative will not be liable for any loss of principal of the Reserve Amount other than as a result of its gross negligence or willful misconduct. Except as set forth in Section 2.9, the Reserve Amount shall be retained in whole or in part by the Securityholder Representative for such time as the Securityholder Representative shall determine in its sole discretion; provided, however, that the Securityholder Representative may not distribute any portion of the Reserve Amount to the Equityholders prior to the final determination of the Equityholder Consideration pursuant to Section 2.8. Subject to the preceding sentence, if the Securityholder Representative shall determine in its sole discretion to return all or any portion of the Reserve Amount, such amount shall be distributed in accordance with the Equityholders’ Pro Rata Portions.

2.13	Escrow Fund

2.13.1	The Escrow Fund will be held in escrow until the date that is 18 months from the Closing Date (the “Escrow Release Date”), unless released earlier or retained longer in accordance with the provisions of this Section 2.13 and the Escrow Agreement.

2.13.2	Upon the final determination in accordance with this Agreement of any Indemnity Claim of the Buyer Indemnitees, the Buyer and the Securityholder Representative shall jointly instruct the Escrow Agent to release from escrow and pay to the Buyer an amount of the Escrow Fund equal to the amount of such finally determined Indemnity Claim.

2.13.3	On the Escrow Release Date, the Buyer and the Securityholder Representative shall jointly instruct the Escrow Agent to release from escrow and pay to the Securityholder Representative all of the Escrow Fund remaining in escrow on such date, and the Securityholder Representative shall distribute such amount to the Equityholders in accordance with the Pro Rata Portions of the Equityholders.

2.13.4	If on the Escrow Release Date there is an outstanding Indemnity Claim of the Buyer Indemnitees that has not been finally determined pursuant to this Agreement, then the amount of such Indemnity Claim (the “Undetermined Escrow Amount”) shall not be released from escrow and paid to the Securityholder Representative pursuant to Section 2.13.3 (but, for greater certainty, the remainder of the Escrow Fund shall be so paid). The Undetermined Escrow Amount shall remain in escrow until the applicable Indemnity Claim is finally determined pursuant to this Agreement, at which point an amount of the Escrow Fund equal to the amount of such finally determined Indemnity Claim shall be released from escrow and paid to the Buyer pursuant to 2.13.2 and any amount of the Escrow Fund remaining shall be released from escrow and paid to the Securityholder Representative pursuant to Section 2.13.3.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller severally and individually (and not jointly) represents and warrants to the Buyer that the statements in this Article 3 are true and correct as of the Closing Time.

3.1	Organization and Authority of Seller; Title to Shares

3.1.1	With respect to any Seller that is not a natural person, such Seller is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized. Each Seller has full power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. With respect to any Seller that is a natural person, such Seller has all requisite legal power to enter into this Agreement and the other Transaction Documents to which such Seller is a party, to carry out its obligations hereunder and to consummate the Transactions contemplated hereby and thereby.

3.1.2	The execution and delivery by each Seller of this Agreement and each of the other Transaction Documents, the performance by such Seller of its obligations hereunder and thereunder, and the consummation by such Seller of the Transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of such Seller. This Agreement has been duly executed and delivered by each Seller, and (assuming due authorization, execution and delivery by the Buyer) this Agreement constitutes a legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms, subject to: (i) Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other Laws affecting enforcement of creditors’ rights generally, and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (collectively, the “Remedies Exception”).

3.1.3	Each Seller is the owner of record and beneficially, free and clear of all Liens (other than restrictions on transfers under applicable securities Laws), of the number of Purchased Shares listed as being owned by such Seller on Schedule 2.1. None of such Seller’s Shares were issued in violation of any agreement, arrangement or commitment to which such Seller is a party or, at the time of Closing, will be subject to or in violation of any preemptive or similar rights of any Person. Upon the consummation of the Transactions, the Buyer will acquire valid title to the Purchased Shares of such Seller.

3.2	No Conflicts; Consents; Litigation

3.2.1	The execution, delivery and performance by each Seller of this Agreement and the other Transaction Documents to which such Seller is a party do not and, the consummation of the transactions contemplated hereby and thereby, will not: (i) conflict with or result in a violation or breach of, or default under, any provision of the Constating Documents of such Seller; (ii) conflict with or result in a violation or breach of any provision of any Law or order of a Governmental Authority applicable to such Seller; (iii) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which such Seller is a party or by which such Seller is bound or to which any of such Seller’s properties and assets are subject; or (iv) result in the creation or imposition of any Liens on any of the Purchased Shares owned by such Seller.

3.2.2	No consent, approval, Permit, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to such Seller in connection with the execution and delivery of this Agreement or the other Transaction Documents to which such Seller is a party by such Seller and the consummation of the Transactions contemplated hereby and thereby.

3.2.3	There are no Claims pending or, the Knowledge of such Seller, threatened (a) against such Seller affecting the Purchased Shares; or (b) against such Seller that challenges or seeks to prevent, enjoin or otherwise delay the Transactions contemplated by this Agreement or the other Transaction Documents to which such Seller is a party.

3.3	Tax

3.3.1	Each Seller is a non-resident of Canada for purposes of the ITA.

3.3.2	The Seller’s Purchased Shares are not, and are not deemed to be, “taxable Canadian property”, as that term is defined in ITA.

Article 4
REPRESENTATIONS AND WARRANTIES OF THE corporation

The Corporation represents and warrants to the Buyer that the statements contained in Article 4 are true and correct as at the Closing Time. Each exception to the following representations and warranties that is set out in the disclosure schedule attached as Schedule 4 (the “Disclosure Schedule”) is identified by reference to one or more specific individual Sections of this Agreement, unless it is reasonably apparent on its face that the disclosures on such reference apply to other representations and warranties.

4.1	Corporate Existence of Corporation and Subsidiary

Each of the Corporation and the Subsidiary is a corporation duly formed and organized and is validly existing and in good standing as a corporation in its jurisdiction of incorporation. No proceedings have been taken or authorized by the Corporation or the Subsidiary in respect of the bankruptcy, insolvency, liquidation, dissolution or winding up of the Corporation or the Subsidiary.

4.2	Validity and Enforceability

The execution and delivery by the Corporation and the Subsidiary of this Agreement and each of the other Transaction Documents, as applicable, the performance by the Corporation and the Subsidiary of their respective obligations hereunder and thereunder, and the consummation by the Corporation and the Subsidiary of the Transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Corporation and the Subsidiary. This Agreement has been duly executed and delivered by the Corporation, and (assuming due authorization, execution and delivery by the Buyer) this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to the Remedies Exception.

4.3	No Conflict; Regulatory Approvals

The execution, delivery and performance of this Agreement and the other Transaction Documents by the Corporation and the Subsidiary, as applicable, will not (a) result in any violation of, be in conflict with or constitute a default under the Constating Documents, or (b) result in any violation of, be in conflict with or constitute a default under any Law. No Permit or authorization, approval, order, consent of, or filing with, any Governmental Authority is required on the part of the Corporation or the Subsidiary in connection with the execution, delivery and performance of this Agreement or any other Transaction Documents and agreements to be delivered under this Agreement.

4.4	Consents

Except as set out in Section 4.4 of the Disclosure Schedule, there is no requirement to obtain any consent, approval or waiver of a party under any Material Contract to which the Corporation or the Subsidiary is a party in order to complete the Transactions contemplated by this Agreement. Except as set out in Section 4.4 of the Disclosure Schedule, none of the execution and delivery of this Agreement, the other Transaction Documents or the completion of the Transactions contemplated hereby and thereby will constitute an event which would result (with or without notice or lapse of time) in the loss of a material benefit under any material Permit or Material Contract, give rise to any Lien (other than Permitted Liens), or permit any party to any Material Contract with the Corporation or the Subsidiary to amend, cancel, terminate or sue for damages with respect to that Material Contract, or to accelerate the maturity of any Indebtedness of the Corporation or the Subsidiary, or other obligation of the Corporation or the Subsidiary under that Material Contract.

4.5	Constating Documents

The Constating Documents made available to the Buyer in the Data Room constitute all of the charter documents of the Corporation and the Subsidiary and are in full force and effect; no action has been taken to further amend the Constating Documents and no changes to the Constating Documents are planned.

4.6	Capacity and Powers of Corporation and Subsidiary; Due Authorization

The Corporation and the Subsidiary has all necessary corporate power, authority and capacity to own or lease its respective assets and to carry on its Business as currently being conducted. The Corporation and the Subsidiary have the corporate power and authority and have taken all required corporate action on their part necessary to permit them to execute and deliver and to carry out the terms of this Agreement and the other Transaction Documents of the Corporation and the Subsidiary contemplated hereby.

4.7	Jurisdictions

The Disclosure Schedule lists every jurisdiction in which the Corporation and the Subsidiary is qualified to do business. Neither the character nor location of the Business conducted by the Corporation or the Subsidiary requires qualification to do business in any other jurisdiction.

4.8	Authorized and Issued Capital

The authorized capital of the Corporation consists of an unlimited number of common shares and an unlimited number of Preference Shares issuable in Series including an unlimited number of Series 1 Convertible Preferred Shares (“Preferred Shares”), of which no common shares and 10,068,174 Series 1 Convertible Preferred Shares are issued and outstanding. All such Preferred Shares have been duly authorized and validly issued fully paid and are non-assessable. The offer, issuance and sale by the Corporation of all outstanding Securities of the Corporation complied in all material respects with all applicable securities Laws and preemptive rights. Other than the Shareholder Agreement or as set forth in Section 4.8 of the Disclosure Schedule, the Corporation is not a party to any agreements relating to the acquisition, disposition, voting or registration of any of the Preferred Shares or other Securities of the Corporation. There are no outstanding stock appreciation, phantom stock, profit participation rights or similar rights with respect to the Corporation. There are no Securities of the Corporation outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any other securities of the Corporation or other Securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase any Securities of the Corporation. There are no authorized or outstanding bonds, debentures, notes or other Indebtedness of the Corporation which have the right to vote (or which are convertible into, or exchangeable for, Securities having the right to vote) on any matters on which equityholders of the Corporation are entitled to vote. There are no declared or accrued and unpaid distributions with respect to any Securities of the Corporation.

4.9	Subsidiary and Investments

4.9.1	The Disclosure Schedule sets out the following information with respect to the Subsidiary: (i) the number and type of its outstanding securities and a list of registered holders of such securities; and (ii) its jurisdiction of incorporation, organization or formation.

4.9.2	The Corporation is owner of record and beneficially of all of the outstanding common shares or other securities of the Subsidiary, free and clear of any Liens, all such shares or other securities so owned by the Corporation have been validly issued and are fully paid and non-assessable and no such shares or Securities have been issued in violation of any pre-emptive, subscription or similar rights of any other Person. Except for the shares or interests owned by the Corporation in the Subsidiary, the Corporation does not own, of record or beneficially, any material equity interests of any kind in any other Person.

4.9.3	The common shares or other Securities of the Subsidiary are not subject to, and were not issued in violation of, any outstanding options, warrants, convertible or exchangeable securities or other rights that would obligate the Subsidiary to issue any of its Securities to any other Person. The offer, issuance and sale of all outstanding Securities of the Subsidiary complied in all material respects with all applicable securities Laws and preemptive rights. There are no agreements to which the Corporation or the Subsidiary are party relating to the acquisition, disposition, voting or registration of any of the Securities of the Subsidiary. There are no outstanding equity appreciation, phantom equity rights, profit participation rights or similar rights with respect to the Subsidiary. There are no proxies or agreements to which the Corporation or the Subsidiary is a party relating to the acquisition, disposition, voting or registration of any Securities of the Subsidiary. No Person (other than the Corporation) has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of Securities by the Subsidiary. There are no Securities of the Subsidiary outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any other Securities of the Subsidiary or other Securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase any Securities of the Subsidiary to any Person (other than the Corporation). There are no authorized or outstanding bonds, debentures, notes or other indebtedness of the Subsidiary which have the right to vote (or which are convertible into, or exchangeable for, Securities having the right to vote) on any matters on which equityholders of the Subsidiary are entitled to vote. There are no declared or accrued and unpaid distributions with respect to any Securities of the Subsidiary.

4.10	Options

4.10.1	Other than (i) the Options; (ii) this Agreement; or (iii) the Shareholder Agreement, neither the Corporation nor the Subsidiary is party to any written or oral agreement or option or any right or privilege (whether by Law, pre-emptive, contractual or otherwise) capable of becoming an agreement or option, including securities, warrants or convertible obligations of any nature, for:

4.10.1.1	the purchase of any Securities of the Corporation or the Subsidiary; or

4.10.1.2	the purchase of any of the assets of the Corporation or the Subsidiary other than in the Ordinary Course.

4.11	Corporate Records

The corporate records and minute books of the Corporation and the Subsidiary have been made available to the Buyer. There are no minutes of meetings of, or written resolutions passed by, the directors and shareholders of the Corporation and the Subsidiary other than those that are contained in such corporate records and minute books.

4.12	Books and Records

All material financial transactions of the Corporation and the Subsidiary have been accurately recorded in the Books and Records.

4.13	Financial Statements

Copies of the Financial Statements have been made available to the Buyer. The Financial Statements: (i) have been prepared in all material respects based upon the information contained in the Books and Records of the Corporation and the Subsidiary (except as may be indicated in the notes thereto), (ii) have been prepared in accordance with GAAP applied on a basis consistent with prior periods and the Accounting Principles, and (iii) present fairly in all material respects:

4.13.1	the assets, liabilities and the financial condition of the Corporation and the Subsidiary (taken as a whole), on a consolidated basis, as at the respective dates of the Financial Statements in accordance with GAAP; and

4.13.2	the sales, earnings and results of the operations of the Corporation and the Subsidiary (taken as a whole), on a consolidated basis, during the periods covered by the Financial Statements in accordance with GAAP, but the unaudited interim consolidated financial statements:

4.13.3	do not contain all notes required under GAAP; and

4.13.4	are subject to normal year-end audit adjustments, which changes shall be, individually and in the aggregate, not material to the Corporation and the Subsidiary, taken as a whole.

The Corporation and the Subsidiary maintain a system of internal accounting controls, reasonable for a company of the size and complexity of the Corporation and the Subsidiary, designed to provide reasonable assurance that (i) transactions of the Corporation and the Subsidiary are executed in accordance with management’s general or specific authorizations; (ii) transactions of the Corporation and the Subsidiary are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; and (iii) access to assets of the Corporation and the Subsidiary is permitted only in accordance with management’s general or specific authorization. The Corporation is in material compliance with its system of internal control.

4.14	Tax Matters

4.14.1	Except as disclosed in the Disclosure Schedule:

4.14.1.1	all Tax Returns required by applicable Tax Law to be filed on or prior to the Closing Date by or on behalf of the Corporation and the Subsidiary have been duly filed on a timely basis in compliance with their due dates under applicable Tax Law with the appropriate Governmental Authorities on or before the Closing Date. Each of those Tax Returns is true, correct and complete in all material respects and none of them has been amended;

4.14.1.2	the Corporation and the Subsidiary has duly, and on a timely basis, paid or remitted all Taxes required to be paid or remitted by it on or before the Closing Date, including all Taxes shown as due and owing on all Tax Returns, all Taxes whether or not they have been assessed or reassessed by any Governmental Authority, all Taxes held in trust or deemed to be held in trust for any Governmental Authority, and all installments on account of Taxes for the current year. Neither the Corporation nor the Subsidiary will have any liability for Taxes for any period ending on or before the Closing Date, or that portion of any Straddle Period up to and including the Closing Date, other than those liabilities for Taxes taken into account in Current Liabilities and Actual Closing Date Working Capital. The liabilities reflected as reserves for Taxes on the Financial Statements and in the Closing Date Statement are and will be sufficient for the payment or remittance of all Taxes which may become payable or remittable by the Corporation and the Subsidiary, whether or not disputed, in respect of any period ending on or before the Closing Date, or that portion of any Straddle Period up to and including the Closing Date;

4.14.1.3	there are no liens for Taxes on any of the properties or assets of any of the Corporation or the Subsidiary;

4.14.1.4	neither the Corporation nor the Subsidiary has requested, executed, received, or entered into any Contract relating to any waiver, which is still outstanding and which provides for any extension of time in respect of: (i) the assessment, reassessment or collection of any Taxes by any Governmental Authority; (ii) the filing of any Tax Returns in respect of any Taxes for which the Corporation or the Subsidiary is or may be liable; or (iii) the payment or remittance of any Taxes or amounts on account of Taxes;

4.14.1.5	neither the Corporation nor the Subsidiary has requested, executed, received, or entered into any Contract with any Governmental Authority relating to the payment or remittance of any Taxes or amounts on account of Taxes;

4.14.1.6	neither the Corporation nor the Subsidiary has applied for or has obtained a ruling from any Governmental Authority (or other ruling comparable to a private letter ruling from the Internal Revenue Service);

4.14.1.7	neither the Corporation nor the Subsidiary has ever made any payments, is obligated to make any payments, or is a party to any agreement or arrangement that under certain circumstances could obligate it to make any payments that may not be deductible under Sections 280G, 404 or 162 of the IRC or has outstanding any capital stock that is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the IRC;

4.14.1.8	neither the Corporation nor the Subsidiary is a party to any allocation, indemnity, sharing or similar agreement with respect to Taxes; and

4.14.1.9	neither the Corporation nor the Subsidiary is a party to any joint venture, partnership or other arrangement or contract that could be treated as a partnership for federal income tax purposes.

4.14.2	Neither the Corporation nor the Subsidiary has been required, or is currently required, to file any Tax Returns with any Governmental Authority outside Canada or outside the province of Ontario. No Claims have ever been made by any Governmental Authority that the Corporation or the Subsidiary is or may be subject to Tax in a jurisdiction where the Corporation and the Subsidiary do not file Tax Returns.

4.14.3	There are no discussions, audits, assertions or Claims now pending, or to the Knowledge of the Corporation, threatened, in respect of Taxes due from or with respect to the Corporation or the Subsidiary. No Governmental Authority has challenged, disputed or questioned any Taxes of or any Tax Returns filed by the Corporation or the Subsidiary or indicated that an assessment, reassessment or determination in respect of Taxes is proposed.

4.14.4	All Taxes required to be deducted, withheld or remitted by the Corporation and the Subsidiary under any applicable Tax Law from amounts paid or credited by the Corporation or the Subsidiary to or for the account or benefit of any Person, including Taxes on payments to any of its present or former Employees, officers or directors and Taxes on payments to any Person who is a non-resident of Canada, have been properly deducted, withheld and remitted on a timely basis to the appropriate Governmental Authorities.

4.14.5	The Corporation is registered for purposes of the ETA and any other applicable commodity and sales taxes registrations. Each of the Corporation and the Subsidiary has complied on a timely basis with all registration, reporting, collection, remittance and other requirements in respect of all applicable commodity and sales taxes.

4.14.6	Each of the Corporation and the Subsidiary has made available to the Buyer true and complete copies (and such copies have been posted in the Data Room) of all Tax Returns, including all franchise, excise or sales Tax Returns for any periods which may still be assessed or reassessed by a Governmental Authority or for which Taxes may be collected by a Governmental Authority, together with all communications relating thereto from any Governmental Authority and the response, if any, of the Corporation or the Subsidiary, as the case may be, to such communication.

4.14.7	Neither the Corporation nor the Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period or portion thereof after the Closing Date as a result of any (i) installment sale or open transaction disposition occurring on or prior to the Closing Date, (ii) cash basis method of accounting or percentage of completion method of accounting, or (iii) prepaid amount received on or prior to the Closing Date.

4.14.8	None of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the ITA, or any equivalent provision of similar Tax legislation of any province or any other jurisdiction, has applied or will apply to the Corporation or the Subsidiary at any time up to and including the Closing Date;

4.14.9	Neither the Corporation nor the Subsidiary has acquired property from a Person with whom it was not dealing at arm’s length, within the meaning of the ITA, for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under section 160 of the ITA;

4.14.10	The Corporation and the Subsidiary have complied with all of the requirements contained in section 247 of the ITA for any transactions between the Corporation or the Subsidiary and any Person not resident in Canada for the purposes of the ITA with whom the Corporation or the Subsidiary was not dealing at arm’s length;

4.14.11	The Corporation and the Subsidiary are each classified as an “association” taxable as a corporation for U.S. federal tax purposes under Treasury Regulation 301.7701-2(b).

4.14.12	Neither the Corporation nor the Subsidiary is a “controlled foreign corporation” as defined in Section 957(c) of the IRC or is a “passive foreign investment company” within the meaning of Section 1297 of the IRC.

4.14.13	Any royalties received by the Corporation are derived by the Corporation as licensor of: (i) property developed, created, or produced through the Corporation’s own officers or employees, and the Corporation is regularly engaged in the development, creation, or production of property of such kind; (ii) property acquired by the Corporation and to which the Corporation added substantial value to such property through its own officers or employees, and the Corporation is regularly engaged in the acquisition and addition of substantial value to property of such kind; or (iii) property that is licensed as a result of the performance of marketing functions by the Corporation through its own officers or employees (located outside of the United States), and the Corporation is regularly engaged in marketing property of such kind and the marketing function performed by the Corporation’s own officers or employees is substantial in relation to the royalties derived from the licensing of such property. For purposes of clause (iii) above, the marketing functions shall be considered substantial if the marketing expenses, other than payments made to agents or independent contractors, equals or exceeds 25% of the royalties derived from the licensing of such property.

4.14.14	Any royalties received by the Subsidiary are derived by the Subsidiary as licensor of: (i) property developed, created, or produced through the Subsidiary’s own officers or employees, and the Subsidiary is regularly engaged in the development, creation, or production of property of such kind; (ii) property acquired by the Subsidiary and to which the Subsidiary added substantial value to such property through its own officers or employees, and the Subsidiary is regularly engaged in the acquisition and addition of substantial value to property of such kind; or (iii) property that is licensed as a result of the performance of marketing functions by the Subsidiary through its own officers or employees (located outside of the United States), and the Subsidiary is regularly engaged in marketing property of such kind and the marketing function performed by the Subsidiary’s own officers or employees is substantial in relation to the royalties derived from the licensing of such property. For purposes of clause (iii) above, the marketing functions shall be considered substantial if the marketing expenses, other than payments made to agents or independent contractors, equals or exceeds 25% of the royalties derived from the licensing of such property.

4.14.15	Neither the Corporation nor the Subsidiary is a “deferred foreign income corporation” with respect to any United States shareholders within the meaning of Section 965 of the IRC.

4.14.16	Less than 25% of the fair market value of the Corporation’s assets is attributable to shares of foreign affiliates that it directly or indirectly owns for purposes of the foreign affiliate dumping rules in section 212.3 of the ITA.

4.15	Absence of Undisclosed Liabilities

Except (i) Sellers’ Expenses, (ii) any liabilities incurred at the written request of the Buyer, (iii) to the extent adequately reserved against in the Financial Statements, or (iv) incurred subsequent to December 31, 2017 and:

4.15.1	disclosed in the Disclosure Schedule;

4.15.2	set out in the Estimated Closing Date Statement; or

4.15.3	incurred in the Ordinary Course,

neither the Corporation nor the Subsidiary has any material liabilities or obligations (whether accrued, absolute, contingent or otherwise, including under any guarantee of any Indebtedness) of a nature required by GAAP to be reflected or reserved against in a balance sheet.

4.16	Absence of Unusual Transactions

Except as set forth on the Disclosure Schedule and except for the Transactions, since December 31, 2017 the Corporation and the Subsidiary have:

4.16.1	conducted their respective business in all material respects only in the Ordinary Course;

4.16.2	not given any guarantee of any debt, liability or obligation of any Person;

4.16.3	not subjected any of its assets, or permitted any of its assets to be subjected, to any Lien other than the Permitted Liens;

4.16.4	not acquired, sold, leased, subleased, pledged, licensed, conveyed, assigned or otherwise disposed of or transferred any assets other than in the Ordinary Course;

4.16.5	not declared any cash dividend or distribution to the Sellers or redeemed, purchased or otherwise retired any of their respective shares or otherwise reduced their respective stated capital;

4.16.6	not adopted a plan or agreement of liquidation, dissolution, restructuring, merger, amalgamation, consolidation or other reorganization;

4.16.7	not made any change in excess of $50,000 per year in any compensation arrangement or agreement with any Employee, officer, director or shareholder of the Corporation or the Subsidiary or agreed to any bonus, severance or change-of-control payment to any Employee, officer, director or shareholder of the Corporation or the Subsidiary, other than any bonus or severance payments in the Ordinary Course or any payment that will be included in the Closing Date Statement;

4.16.8	not made any material change to any Plan, other than any change required by any Law or any change arising from the annual renewal thereof in the Ordinary Course;

4.16.9	not canceled or waived any claims with a potential value in excess of $50,000, other than in the Ordinary Course;

4.16.10	not amended any material Tax Return, made or changed any material election in respect of Taxes, entered into any closing agreement, requested or received any ruling related to Taxes, settled any claim or assessment in respect of Taxes, surrendered any refund, consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or incurred any liability for Taxes outside of the Ordinary Course;

4.16.11	not changed its fiscal year;

4.16.12	not experienced a Material Adverse Effect;

4.16.13	not made any change in any method of accounting or auditing practice; or

4.16.14	not agreed or offered to do any of the things described in this Section 4.16.

4.17	Title to Assets

Each of the Corporation and the Subsidiary owns, possesses and has good and marketable title to all of its property and assets, free and clear of all Liens other than Permitted Liens. Such property and assets of the Corporation and the Subsidiary, taken as a whole, are in good working condition (subject to normal wear and tear and routine maintenance in the Ordinary Course) and usable in the Ordinary Course and sufficient in the aggregate to conduct the business of the Corporation and the Subsidiary in all material respects as the same is conducted on the date of this Agreement.

4.18	Real Property

Neither the Corporation nor the Subsidiary own or has ever owned any real property.

4.19	Leased Premises

The Disclosure Schedule lists the particulars of all Leases to which the Corporation or a Subsidiary is party. Each Lease is in full force and effect and the Corporation or the Subsidiary, as applicable, holds a valid and existing leasehold interest under each Lease, free and clear of all Liens other than Permitted Liens. To the Knowledge of the Corporation, the portion of the buildings leased by the Corporation or a Subsidiary, and the operation and maintenance thereof, comply in all material respects with all applicable Laws. Neither the Corporation and the Subsidiary nor, to the Knowledge of the Corporation, the landlord under any such Lease is in material default or breach of any such Lease and there does not exist under any such Lease any event which, with the giving of notice or the lapse of time (or both) would constitute such a material default or breach by the Corporation or the Subsidiary or, to the Knowledge of the Corporation, such other party. The Corporation has not been informed in writing or, to the Knowledge of the Corporation, orally that any lessor under any of the Leases has taken action in respect of any Lease or, to the Knowledge of the Corporation, threatened in writing to terminate any Lease before the expiration date specified in such Lease. Neither the Corporation nor the Subsidiary has leased or otherwise granted to any Person the right to use or occupy any Leased Premises or any portion thereof.

4.20	Intellectual Property

4.20.1	The Disclosure Schedule sets out an accurate and complete list and description of all Owned IP that is registered with any Governmental Authority (including details as to the jurisdictions, numbers, and expiry dates of all registrations), material Software that the Corporation and the Subsidiary owns or purports to own.

4.20.2	Other than the Corporation and the Subsidiary, there are no other owners of the Owned IP. The Owned IP is free and clear of any Liens, other than Permitted Liens, and none of the Owned IP is registered in the name of any Person other than the Corporation or a Subsidiary.

4.20.3	All current and former employees and consultants of the Corporation or the Subsidiary who assisted in the development of Owned IP have, by irrevocable written assignments, transferred to the Corporation or a Subsidiary all Intellectual Property Rights, and waived all moral rights, that any of them may have enjoyed with respect to any Owned IP to which they contributed. The Corporation is not aware that any of its officers, employees or consultants is in violation of such assignments or waivers. Neither the Corporation nor the Subsidiary uses any Intellectual Property of any of its current or former officers, employees and consultants made prior to or outside the scope of their employment or engagement by the Corporation, unless such Intellectual Property has been properly assigned in writing to the Corporation.

4.20.4	Except for license agreements entered into with customers, distributors and resellers in the Ordinary Course and except for Permitted Liens, neither the Corporation nor the Subsidiary has assigned, licensed or otherwise granted any interest in any Owned IP to any other Person. The Disclosure Schedule contains a list of (i) all material licenses and other material rights or covenants not to sue granted by the Corporation and the Subsidiary to any third party with respect to any Owned IP, excluding products licensed by the Corporation or the Subsidiary to customers, distributors and resellers on a non-exclusive basis in the Ordinary Course; (ii) all licenses and other material rights or covenants not to sue granted by any third party to the Corporation or the Subsidiary with respect to any Licensed IP, excluding non-customized “off-the-shelf” computer software provided under “shrink wrap” or “click-thru” licenses to the Corporation or the Subsidiary which have fees of not more than $50,000 in any 12-month period; and (iii) Contracts pursuant to which any Owned IP is developed for or assigned to the Corporation or the Subsidiary by third parties (but not employees or consultants) (such contracts in this clause (iii), the “IP Development Agreements”, and together with the contracts in clauses (i) and (ii) collectively, the “IP Agreements”). Except as set forth in Section 4.20.4 of the Disclosure Schedule, neither the Corporation nor its Subsidiary has developed customized software for a customer, the Intellectual Property Rights to which the customer owns.

4.20.5	To the Knowledge of the Corporation, no Person is violating, infringing or misappropriating, and has violated, infringed or misappropriated, any Intellectual Property Right in any Owned IP. The Owned IP does not infringe the Intellectual Property Rights of any other Person. The Corporation and the Subsidiary are not violating, infringing or misappropriating, and have not violated, infringed or misappropriated, any Intellectual Property of any other Person. Since January 1, 2015 (the “Reference Date”), neither the Corporation nor the Subsidiary has received any written or, to the Knowledge of the Corporation, oral notice from any Person claiming any violation, infringement or misappropriation by the Corporation or the Subsidiary of another Person’s Intellectual Property Rights (including any demands or unsolicited “offers” to license Intellectual Property from another Person). No written claims are pending or, to the Knowledge of the Corporation, threatened against the Corporation or the Subsidiary by any Person regarding the use or ownership of any Owned IP, or challenging or questioning the validity or enforceability of any Owned IP.

4.20.6	All Intellectual Property Rights relating to Owned IP registered with a Governmental Authority are valid, enforceable, and in full force and effect (provided that no representation is made as to whether patents or trademarks will be issued from applications filed or the scope thereof) and all required registration or other fees have been paid to maintain them in good standing in those jurisdictions where registrations have been made.

4.20.7	The Corporation and the Subsidiary, as applicable, has entered into written agreements pursuant to which the Corporation or the Subsidiary has been granted a license to use and exploit the Licensed IP to the extent required to conduct all material aspects of its Business as it is currently conducted (including, if required, the right to incorporate the Licensed IP into the Owned IP) (the “Licence Agreements”). All Licence Agreements are in full force and effect and none of the Corporation or the Subsidiary or, to the Knowledge of the Corporation, any licensor is in default of its material obligations under any Licence Agreement.

4.20.8	Except as set forth in Section 4.20.8 of the Disclosure Schedule, no Owned IP or software owned or purported to be owned by the Corporation or the Subsidiary (the “Software”) is subject to, incorporates, contains, distributed with, or is derived from any software that is subject to any Open Source License. “Open Source License” means any license that requires, as a condition of use, reproduction, modification, or distribution of software subject to such license, that such software or other software combined or distributed with or derived from such software (or any modifications or derivative works thereof) be disclosed, licensed, distributed in source code form (or that the source code for such software be made available or offered to be made available) and/or on a royalty-free basis (including for the purpose of making additional copies or derivative works) or granted to any Person certain rights or immunities under any such software or other Intellectual Property. No Owned IP has become licensed under the terms of any Open Source License through combination with third party software subject to the terms of an Open Source License or otherwise and none of the foregoing will occur as a result of the execution, delivery and performance of this Agreement and the other Transaction Documents or the consummation of the Transactions.

4.20.9	(i) Except as set forth on the Disclosure Schedule, neither the Corporation nor the Subsidiary has provided and is not obligated to provide the source code for any of its Software (the “ Corporation Source Code”) to any other Person; (ii) the Corporation and the Subsidiary have possession of all Corporation Source Code and all documentation related thereto, there has been no disclosure of any Corporation Source Code to any other Person outside of the scope of a written agreement that protects the confidentiality thereof and the Corporations’ and the Subsidiary’s rights therein, and except as set forth on the Disclosure Schedule, no Person other than the Corporation and the Subsidiary has rights in any Corporation Source Code; (iii) no Person other than the Corporation and the Subsidiary will be entitled to obtain possession of any Corporation Source Code or access thereto as a result of the execution, delivery and performance of this Agreement and the other Transaction Documents or the consummation of the Transactions.

4.20.10	The Corporation and the Subsidiary have complied in all material respects and are in compliance in all material respects with all applicable Laws governing the collection, storage, transfer and use of any Personal Information. The Corporation and the Subsidiary have a privacy policy regarding the collection, storage, transfer and use of Personal Information (the “Privacy Policy”), a true and complete copy of which has been made available to the Buyer, and the Corporation and the Subsidiary have complied and are in compliance in all material respects with such Privacy Policy. The Corporation and the Subsidiary have commercially reasonable security measures in place to protect Personal Information collected by it from and against unauthorized access, use and/or disclosure. To the Knowledge of the Corporation, no Person has gained unauthorized access to or made unauthorized use of any Personal Information maintained by the Corporation or the Subsidiary. The execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Transactions do not violate the Privacy Policy as it currently exists or as it existed at any time during which any Personal Information was collected or obtained by the Corporation or the Subsidiary.

4.20.11	The Software, computer systems and other technology used in the Business of the Corporation and the Subsidiary (collectively, “Corporation IT Assets”) (i) perform in material conformance with their documentation, (ii) to the Knowledge of the Corporation are free from any material defect, and (iii) to the Knowledge of the Corporation do not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software, or any Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the Software. There has been no material failure of any Corporation IT Assets since the Reference Date which has not been fully resolved, and neither the Corporation nor the Subsidiary has experienced any breach of security or unauthorized access of any Corporation IT Assets or the data or information stored thereon. The Corporation and the Subsidiary have taken commercially reasonable precautions to preserve the availability, security and integrity of all Corporation IT Assets and to monitor and control the security of its data and information. The Corporation and the Subsidiary have established policies and procedures (and are in compliance in all material respects with such policies and procedures) to provide for the continuity and integrity of the services provided by the Corporation and the Subsidiary and the back-up and recovery of data and information stored or contained or processed by the Corporation with regard to disaster recovery and business continuity, and true and complete copies of such policies and procedures have been made available to the Buyer.

4.20.12	The Corporation and the Subsidiary have taken commercially reasonable steps (consistent with a company of its size and scope of operations) to prevent the unauthorized disclosure or use of their trade secrets and Confidential Information. The Corporation and the Subsidiary have a policy requiring all employees and consultants with access to the Corporation and the Subsidiary’s trade secrets and Confidential Information, or who assist in the development of Owned IP, to execute confidentiality and invention assignment agreements in substantially the forms made available to the Buyer, and each past or present employee, consultant or other Person who has developed any Owned IP has executed such an agreement and thereby assigned to the Corporation or the Subsidiary any and all right, title and interest such Person may have in and to all such Intellectual Property developed by such Person in connection with such Person’s employment or engagement by the Corporation or the Subsidiary.

4.20.13	Notwithstanding anything to the contrary, (A) the representations and warranties in this Section 4.20 shall be the sole representations and warranties with respect to matters relating to Intellectual Property and Intellectual Property Rights, (B) the representations and warranties in Section 4.20.5 shall be the sole representations and warranties with respect to matters relating to any infringement or misappropriation of Intellectual Property or Intellectual Property Rights, and (C) the representations and warranties in Section 4.20.6 shall be the sole representations and warranties with respect to matters relating to the validity of Intellectual Property or Intellectual Property Rights.

4.21	Accounts Receivable

All accounts receivable of the Corporation and the Subsidiary reflected in the Financial Statements, or which have come into existence since the date of the most recent Financial Statements up to the Closing Date, were created in the Ordinary Course from bona fide arm’s length transactions and are valid claims.

4.22	Material Contracts

Schedule 4.22 of the Disclosure Schedule sets forth, as of the date of this Agreement, a list of all of the following Contracts to which the Corporation or the Subsidiary is a party or by which any of them is bound:

4.22.1	Contracts relating to any Indebtedness;

4.22.2	Contracts (other than employment contracts) with respect to which the Corporation or the Subsidiary has an annual commitment, obligation or payment of more than $100,000 within the twelve (12)-month period ending December 31, 2017, or such commitment, obligation or payment is reasonably expected to be more than $100,000 for the twelve (12)-month period ending December 31, 2018, that are not terminable without penalty, premium, fee or other liability by the Corporation or the Subsidiary that is a party thereto on ninety (90) days or less notice;

4.22.3	Contracts pursuant to which the Corporation or the Subsidiary received more than $100,000 in the twelve (12)-month period ended December 31, 2017 or is reasonably expected to receive more than $100,000 for the twelve (12)-month period ending December 31, 2018;

4.22.4	agreements with any non-compete (including with respect to any product, service or geographical area), exclusivity, right of first refusal, “most favored nation” provision, or other similar provision that restricts the ability of the Corporation or the Subsidiary to conduct its business in any material respect;

4.22.5	employment agreements (excluding offer letters) that require annual base salary payments by the Corporation or the Subsidiary in excess of $200,000 per annum;

4.22.6	Contracts with any labor union or association relating to current employees of the Corporation or the Subsidiary or collective bargaining agreements;

4.22.7	Contracts with any Material Customer;

4.22.8	Contracts with any Material Vendor;

4.22.9	Contracts with Governmental Authorities;

4.22.10	Contracts for the acquisition of any operating business (whether by merger, consolidation or otherwise) (i) since the January 1, 2012 or (ii) under which the Corporation or the Subsidiary has any continuing obligations after the Closing;

4.22.11	franchise, strategic alliance, partnership or joint venture agreements;

4.22.12	Contracts relating to an Affiliate Transaction (other than employment contracts or for reimbursable business expenses in the Ordinary Course or benefits under the Plans); and

4.22.13	Contracts that would purport to bind the Buyer or any of its Affiliates (other than the Corporation or the Subsidiary) after the Closing.

All of the foregoing categories of contracts (whether or not listed on Section 4.22 of the Disclosure Schedule), the Leases and the IP Licenses are collectively referred to herein as the “Material Contracts.” The Corporation has made available to the Buyer true and correct copies of all written Material Contracts (or a written description of the material terms of any Material Contract that is not written) including all amendments thereto. With respect to each Material Contract: (i) such Material Contract is in full force and effect in accordance with its terms with respect to the Corporation or the Subsidiary and, to the Knowledge of the Corporation, each other party thereto; (ii) such Material Contract is enforceable in accordance with its terms against the Corporation or the Subsidiary and, to the Knowledge of the Corporation, each other party thereto; and (iii) neither the Corporation or the Subsidiary nor, to the Knowledge of the Corporation, any other party thereto, is in breach or default under such Material Contract in any material respect and no event has occurred which, whether or not after the giving of notice, with lapse of time, or both, would constitute such a breach or default by the Corporation or, to the Knowledge of the Corporation, any other party thereto. Neither the Corporation nor the Subsidiary has waived any material rights under any of the Material Contracts or modified any material terms thereof. None of the Sellers, the Corporation or the Subsidiary has received from any counterparties in connection with any of the Material Contracts any written notice that any such party intends to amend or terminate any Material Contract or any material dispute with respect to any Material Contract.

4.23	Accounts and Powers of Attorney

The Disclosure Schedule lists:

4.23.1	the name of each bank or other depository in which the Corporation and the Subsidiary maintains any bank account, trust account or safety deposit box and the names of all individuals authorized to draw on them or who have access to them; and

4.23.2	the name of each Person holding a general or special power of attorney from the Corporation or the Subsidiary and a summary of its terms.

4.24	Compliance with Laws, Permits

4.24.1	Each of the Corporation and the Subsidiary has and is conducting its business in material compliance with all applicable Laws.

4.24.2	There is no, and has not been since the Reference Date, any investigation or review by any Governmental Authority with respect to a material violation of any Law, or to the Knowledge of the Corporation, threatened, with respect to a material violation of any Law. Since the Reference Date, neither the Corporation nor the Subsidiary has received any material written or oral notice or communication from any Governmental Authority of adverse inspection, finding of deficiency, finding of non-compliance, regulatory or warning letter, safety alert, mandatory or voluntary recall, investigation, penalty for corrective or remedial action or other compliance or enforcement action with respect to any of its products or services, in each case which remains unresolved as required thereby or otherwise to the satisfaction of the party sending such notice.

4.24.3	The Corporation and the Subsidiary have all material Permits required to enable the Corporation and the Subsidiary to carry on its Business as currently conducted consistent with past practice. The material Permits are in full force and effect without material conditions or limitations other than those that are routinely applicable to other similar Permits and will be in full force and effect immediately after giving effect to the Transactions. The Corporation and the Subsidiary are in material compliance with all Permits to which the Corporation or the Subsidiary is a party or is bound, and have timely made all material filings, reports, notifications, fee payments when due or disclosures required by all such Permits. Neither the Corporation or the Subsidiary has any ongoing reporting or monetary obligations pursuant to any settlement agreement entered into with any Governmental Authority.

4.24.4	Neither the Corporation’s nor any of the Subsidiary’s respective officers, directors, agents, Employees or other Persons authorized to act on their behalf (each such person, collectively, a “Corporation Person”) has, in the context of operating the Corporation’s and the Subsidiary’s Businesses, (i) taken, directly or indirectly, any act in furtherance of an offer, payment, promise to pay, authorization, or ratification of the payment, directly or indirectly, of any gift, money, payment, contribution or anything of value to any Person to secure any improper advantage or to obtain or retain business that would cause the Corporation or the Subsidiary to be in material violation of the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”), The United Kingdom Bribery Act 2010, the Corruption of Foreign Public Officials Act (Canada) or any other anti-corruption or anti-bribery law or regulation applicable to the Corporation or the Subsidiary (collectively, the “Anti-Bribery Laws”). To the Knowledge of the Corporation, no Corporation Person is subject to any pending investigation by, or has received a written request for information from, any Governmental Authority regarding their compliance with Anti-Bribery Laws. None of the Corporation, the Subsidiary or any Corporation Person has, in the context of operating the Corporation’s and the Subsidiary’s Businesses, taken any action which would cause it to be in violation in any material respect of any export control or economic sanctions Laws, including those administered by the U.S. Department of Treasury’s Office of Foreign Assets Controls or the Export Controls Division of Global Affairs Canada, or any other Governmental Authority. Without limiting the foregoing: (i) the Corporation and the Subsidiary have obtained all export licenses and other approvals required for its exports of products, software and technologies from Canada, and (ii) the Corporation and the Subsidiary is in compliance in all material respects with the terms of all applicable export licenses or other approvals.

4.25	Environmental Conditions

The Corporation, the Subsidiary, the conduct by the Corporation and the Subsidiary of its Business, and the current and past uses by the Corporation or the Subsidiary and condition of the Leased Premises are and have been, while occupied by the Corporation or the Subsidiary, in compliance in all material respects with all applicable Environmental Laws.

4.26	Customers and Vendors

4.26.1	The Disclosure Schedule sets forth (i) each customer who has paid at least $100,000 aggregate consideration to the Corporation or the Subsidiary, on a consolidated basis, for goods or services rendered for the twelve-month period ended December 31, 2017 (collectively, the “Material Customers”) and the amount of consideration paid by each Material Customer during such period and (ii) each vendor from which the Corporation or the Subsidiary has purchased services or products of at least $200,000 in the aggregate, on a consolidated basis, for the twelve-month period ended December 31, 2017 (collectively, the “Material Vendors”) and the amount of consideration paid by the Corporation or the Subsidiary to each Material Vendor during such period for such services or products.

4.26.2	No Material Customer has, during the last twelve months: (i) notified the Corporation or the Subsidiary in writing (including via email) that such Material Customer will terminate its business relationship with the Corporation or the Subsidiary (excluding contracts that expire in accordance with their terms); (ii) threatened, in writing (including via email), to cease or materially decrease, purchasing from or dealing with the Corporation or the Subsidiary; or (iii) materially adversely modified or threatened, in writing (including via email), to materially adversely modify its relationship (including any price decreases) with the Corporation or the Subsidiary, or (iv) altered or threatened in writing (including via email) to alter, or, to the Knowledge of the Corporation, intends to alter, purchases from or dealings with the Corporation or the Subsidiary in the event of the consummation of the transactions contemplated by this Agreement.

4.26.3	No Material Vendor has, during the last twelve months: (i) notified the Corporation or the Subsidiary in writing (including via email) that such Material Vendor will terminate its business relationship with the Corporation or the Subsidiary (excluding contracts that expire in accordance with their terms); (ii) threatened, in writing (including via email), to cease or materially decrease selling to or dealing with the Corporation or the Subsidiary; or (iii) materially adversely modified or threatened in writing (including via email) to materially adversely modify its relationship (including any price increases) with the Corporation or the Subsidiary; or (iv) altered or threatened in writing (including via email) to alter, or, to the Knowledge of the Corporation, intends to alter, selling to or dealings with the Corporation or the Subsidiary in the event of the consummation of the transactions contemplated by this Agreement.

4.27	Warranties

Since the Reference Date, neither the Corporation nor the Subsidiary has incurred any liability pursuant to any warranty provided by the Corporation or the Subsidiary as a result of any defect or other deficiency with respect to any product developed and licensed, or any service provided, by the Corporation or the Subsidiary, other than liabilities occurring in the Ordinary Course which are not material.

4.28	No Government Assistance

No agreements, loans, other funding arrangements and assistance programs related to the Business are outstanding in favor of the Corporation or the Subsidiary from any Governmental Authority, except for tax credits under Laws generally available to Persons similarly situated to the Corporation or the Subsidiary.

4.29	Employees and Employment Contracts

4.29.1	The Disclosure Schedule lists the names, titles and status (active or non-active, and if not active, reason why and period of time not active) of all Employees, together with current rates of remuneration, commissions, bonus or other incentive compensation (monetary or otherwise), hire date, benefits, vacation entitlements, deferred compensation and current positions held. As of the date of this Agreement, no executive or officer of the Corporation or the Subsidiary has provided the Corporation or the Subsidiary with written notice of any plans to terminate employment.

4.29.2	Other than pursuant to the Stock Option Plan, the consummation of the Transactions will not accelerate the time of payment or vesting under any employment contract, contract of engagement, increase the amount of compensation or benefits due to any individual under any such employment contract, contract of engagement or increase the amount of compensation or benefits due to any individual.

4.29.3	Except as set forth on Section 4.29.3 of the Disclosure Schedule, each Employee entered into an employment contract in substantially the form made available to the Buyer on or prior to the commencement of such Employee’s employment with the Corporation and none of such employment agreements have been amended or modified. To the Knowledge of the Corporation, no Employee, nor any consultant with whom the Corporation or the Subsidiary has contracted, is in violation of any material term of any employment contract, contract of engagement or proprietary information agreement with the Corporation or the Subsidiary.

4.29.4	Except as set forth on the Disclosure Schedule, all of the Employees are employed, engaged or retained for an indefinite term and are subject to written employment agreements or contracts of engagement. True and complete copies of any employment agreements or contracts of engagement have been made available to the Buyer.

4.29.5	The Corporation and the Subsidiary have been in material compliance and have not materially violated any Law governing employment practices, including hiring, eligibility to work in any jurisdiction, wages, hours, collective bargaining, employment discrimination, employee classification, workers’ compensation, family and medical leave, occupational safety and health requirements, disability, employee benefits, harassment, civil rights overtime, unfair labor practices, pay equity and the collection and payment of withholding or social security taxes, employee terminations, data privacy and data protection, and any bargaining or other labor association obligations. Neither the Corporation nor the Subsidiary are the subject of, nor, to the Knowledge of the Corporation, have been threatened in writing to be the subject of, any proceeding reasonably likely to give rise to a material liability incurred by the Corporation or the Subsidiary as a result of a breach of any such Law. Each employee of the Corporation or the Subsidiary working in a country other than one of which such employee is a national has a valid work permit or visa enabling him or her to work lawfully in the country in which such individual is employed.

4.29.6	Neither the Corporation nor the Subsidiary has any material liability with respect to any misclassification of any person as an independent contractor rather than as an employee or as exempt rather than nonexempt, or with respect to any employee leased from another employer, and no individual who has performed services for the Corporation or the Subsidiary has been improperly included or excluded from participation in any Plan.

4.29.7	Except as set forth in Section 4.29.7 of the Disclosure Schedule, since the Reference Date there have been no claims of wrongful dismissal, or complaints, inquiries, or claims against the Corporation or the Subsidiary made by any current or former employee of the Corporation or the Subsidiary, and to the Knowledge of the Corporation there are no facts or circumstances which may result in a claim, action, suit, proceeding, arbitration, complaint, charge or investigation by or relating to any former employee who ceased to be an employee since the Reference Date. To the Knowledge of the Corporation, neither the Corporation nor the Subsidiary has any liability to or in respect of, and there are no facts or circumstances which may result in a claim, action, suit, proceeding, arbitration, complaint, charge or investigation by or relating to, any former employee who ceased to be an employee since the Reference Date.

4.30	Unions

Neither the Corporation nor the Subsidiary is party to or bound by any collective bargaining agreement. There are no current or, to the Knowledge of the Corporation, threatened labor dispute or union organizing activities involving Employees. Since the Reference Date, to the Knowledge of the Corporation, there has been no union organizational effort made. The Corporation and the Subsidiary have not received any written or, to the Knowledge of the Corporation, oral notice threatening any such organizational effort by or on behalf of any labor union, works council or similar organization with respect to the employees of the Corporation or the Subsidiary.

4.31	Pension and Benefit Plans

4.31.1	The Disclosure Schedule lists and describes each Plan. True and complete copies of each Plan have been made available to the Buyer.

4.31.2	None of the Plans: (A) is subject to the Employee Retirement Income Security Act of 1974, as amended or (B) constitutes a pension fund that is regulated by the Office of the Superintendent of Financial Institutions (Canada), a pension commission or a similar regulatory authority of a jurisdiction of Canada.

4.31.3	The Corporation and the Subsidiary have made all contributions and paid all premiums in respect of each Plan in a timely fashion in accordance with the terms of each Plan.

4.31.4	To the Knowledge of the Corporation, other than routine claims for benefits, no Plan is subject to any pending action, investigation, examination, claim (including claims for Taxes).

4.31.5	All liabilities of the Corporation and the Subsidiary (whether accrued, absolute, contingent or otherwise) related to all Plans have been fully disclosed in accordance with GAAP in the Financial Statements.

4.31.6	All data necessary for an employer to administer each Plan in accordance with its terms is in possession of the Corporation or a Subsidiary or the administrator of such Plan.

4.31.7	Other than under the Stock Option Plan, the consummation of the Transactions will not accelerate the time of payment or vesting under any Plan, increase the amount of compensation or benefits due to any individual under any Plan or increase the amount of compensation or benefits due to any individual under any Plan.

4.32	Insurance Policies

4.32.1	The Disclosure Schedule sets forth (i) an accurate and complete list of each insurance policy which covers the Corporation or the Subsidiary or any of their businesses, properties, assets, directors or employees (the “Insurance Policies”), and (ii) a list of all pending claims and the claims history for the Corporation and the Subsidiary during the current fiscal year and the preceding fiscal year. There are no pending claims under any of such Insurance Policies as to which coverage has been questioned, denied or disputed by the insurer or in respect of which the insurer has reserved its rights. The Corporation and its Subsidiaries comply in all material respects with the terms and provisions of such insurance policies and are not in default in any material respect with respect to any obligation under such insurance policies.

4.32.2	Each such Insurance Policy is in full force and effect. All premiums due under the Insurance Policies have been paid in full. Neither the Corporation nor the Subsidiary has received a notice of cancellation of any Insurance Policy or of any material changes that are required in the conduct of its business as a condition to the continuation of coverage under, or renewal of, any such Insurance Policy.

4.33	Litigation

4.33.1	The Disclosure Schedule sets forth a true, complete, and correct list and description of all Claims involving the Corporation or the Subsidiary since the Reference Date in excess of $150,000 and the resolution or status thereof. Except as set forth on Section 4.33.1 of the Disclosure Schedule, there are no Claims pending, commenced, or, to the Knowledge of the Corporation, threatened against the Corporation or the Subsidiary. There are no Claims pending, commenced or threatened by the Corporation or the Subsidiary against any third party.

4.33.2	There is no outstanding judgment, decree, order, ruling or injunction imposed or, to the Knowledge of the Corporation, threatened to be imposed upon the Corporation or the Subsidiary. There is no Claim pending or, to the Knowledge of the Corporation, threatened, that questions the validity of this Agreement or the other Transaction Documents or, of any action taken or to be taken by the Corporation or the Subsidiary in connection with this Agreement or the other Transaction Documents or the Transactions contemplated thereby.

4.34	Affiliate Transactions

Except for the Constating Documents, employment agreements, the Options, offer letters, and the payment of compensation or for reimbursable business expenses in the Ordinary Course or benefits under the Plans in the Ordinary Course, and except as otherwise disclosed on the Disclosure Schedule, (a) neither the Corporation nor the Subsidiary is a party to any agreement, contract or other business relationship with any of its current directors, officers or Affiliates or, to the Knowledge of the Corporation, an immediate family member of any such director or officer (any such Person, a “Related Party”), (b) to the Knowledge of the Corporation, no Related Party directly or indirectly owns any property (tangible or intangible) or assets which are used by the Corporation or the Subsidiary to conduct its Businesses, and (c) no Related Party owes any Indebtedness to, or is owed any Indebtedness by the Corporation or the Subsidiary (excluding advances for business expenses to employees in the Ordinary Course) (clauses (a) through (c), collectively “Affiliate Transactions”).

4.35	Brokers

Except as set forth on the Disclosure Schedule, neither the Corporation nor the Subsidiary has any obligation to pay any broker’s fee, finder’s fee or commission in connection with the consummation of the Transactions as a result of any arrangements made by and on behalf of any Seller, the Corporation or the Subsidiary or any of their respective Affiliates.

4.36	Regulatory

4.36.1	The Corporation (including the Subsidiary) does not have assets in Canada or gross revenues from sales in or from Canada generated from those assets in Canada in excess of Cdn. $88 million, as determined in accordance with Part IX of the Competition Act (Canada) and the regulations promulgated thereunder.

4.36.2	The Corporation is not a “cultural business” as that term is defined in the Investment Canada Act.

4.37	Disclosure

No representation or warranty made by the Corporation or the Subsidiary in this Agreement contains any untrue statement of a material fact or omits to state a material fact required to be stated herein or necessary to make any statement herein not misleading.

Article 5
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Sellers as follows, and acknowledges that the Sellers are relying upon these representations and warranties in connection with the sale of the Purchased Shares.

5.1	Corporate Existence of Buyer

The Buyer is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

5.2	Capacity to Enter Agreement

The Buyer has all necessary corporate power, authority and capacity to enter into and perform its obligations under this Agreement.

5.3	Binding Obligation

The execution and delivery of this Agreement and the other Transaction Documents to which the Buyer is party and the completion of the Transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Buyer. This Agreement has been duly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency and other Laws of general application limiting the enforcement of creditors’ rights generally and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

5.4	Absence of Conflict

None of the execution and delivery of this Agreement, the performance of the Buyer’s obligations under this Agreement, or the completion of the Transactions contemplated by this Agreement, will result in or constitute a breach of any term or provision of, or constitute a default under, the Constating Documents of the Buyer or any agreement or other commitment to which the Buyer is a party.

5.5	Regulatory Approvals

Other than a post-closing notice to be filed under the Investment Canada Act (Canada), no authorization, approval, order, consent of, or filing with, any Governmental Authority is required on the part of the Buyer in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement.

Article 6
COVENANTS

6.1	Post-Closing Confidentiality; Non-Disparagement.

From and after the date hereof, each Seller shall hold and shall cause each of its Affiliates to hold, and each such Seller shall use its reasonable efforts to cause its and its Affiliates’ respective representatives to hold, in confidence and not use, unless compelled to disclose by judicial or administrative process, Governmental Authority or by other Law, all Confidential Information concerning the Buyer and its Affiliates and the Corporation and the Subsidiary, except to the extent that such Confidential Information can be shown by such Seller to have been (a) previously known on a non-confidential basis by such Seller or its Affiliates (other than as a result of such Seller’s association with the Corporation and the Subsidiary); (b) in the public domain other than as a result of improper disclosure by such Seller or its Affiliates, or (c) later lawfully acquired by such Seller or its Affiliates from sources who did not owe any obligation of confidentiality to the Corporation or the Subsidiary. At no time following the Closing shall (i) any Seller make any disparaging statements regarding the Corporation, the Buyer, any of their respective Affiliates or the Business, and (ii) any of the Buyer, the Corporation or their respective Affiliates make any disparaging statements regarding any Seller, provided, however, that the foregoing restrictions in respect of disparagement shall not apply to any legal disputes between such parties.

6.2	Termination of Affiliate Transactions.

On or before the Closing Date, except for liabilities relating to the Plans, all Affiliate Transactions or other liabilities between any member of the Corporation or the Subsidiary, on the one hand, and one or more Related Parties, on the other hand, shall be terminated in full, without any liability to Buyer, the Corporation or any of their respective Affiliates following the Closing.

6.3	Tax Returns

The Buyer will cause to be prepared and filed on a timely basis all Tax Returns for the Corporation and the Subsidiary for any period which ends on or before the Closing Date and for which Tax Returns have not been filed as of the Closing Date. Such Tax Returns will be prepared in accordance with the same methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Tax Returns for the most recent fiscal year end except as otherwise contemplated by this Agreement, to the extent required by a change in circumstance, or to comply with applicable law, and except that such Tax Returns shall, at the option of the Buyer, include an election pursuant to ITA 256(9) to treat the Closing Time as the time of the change of control of the Corporation. The Buyer will also cause to be prepared and filed on a timely basis all Tax Returns for the Corporation and the Subsidiary for all Straddle Periods (all these Tax Returns together with the Tax Returns referred to in the first sentence of this Section 6.3 being referred to as “Stub Period Returns”). The Securityholder Representative and the Buyer will co-operate fully with each other and make available to each other in a timely fashion all data and other information as may reasonably be required for the preparation of all Stub Period Returns and will preserve that data and other information until the expiration of any applicable limitation period for maintaining books and records under any applicable Tax Law with respect to the Stub Period Returns. The Stub Period Returns shall be submitted by the Buyer to the Securityholder Representative (together with schedules, statements) at least 20 days prior to the due date (including extensions) of such Tax Return. If the Securityholder Representative objects to any item on any Stub Period Return, it shall, within 5 days after delivery of such Stub Period Return, notify the Buyer in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, the Buyer and the Securityholder Representative shall negotiate in good faith and use their reasonable best efforts to resolve such items. If the Buyer and the Securityholder Representative are unable to reach such agreement within 5 days after receipt by the Buyer of such notice, the disputed items shall be resolved by the Independent Accountant and any determination by the Independent Accountant shall be final, conclusive and binding upon the Parties and not subject to appeal. The Independent Accountant shall resolve any disputed items within 5 days of having the item referred to it pursuant to such procedures as it may require. If the Independent Accountant is unable to resolve any disputed items before the due date for such Stub Period Return, the Stub Period Return shall be filed as prepared by Buyer and then amended to reflect the Independent Accountant’s resolution. The costs, fees and expenses of the Independent Accountant shall be borne equally by the Buyer, on the one hand, and Sellers, on the other hand. The preparation and filing of any Tax Return of the Corporation or the Subsidiary that does not relate to a pre-Closing Date Tax period shall be exclusively within the control of the Buyer. The Buyer and the Securityholder Representative will file all Tax Returns on the basis that from a tax perspective the Closing Date shall be the date upon which the acquisition of control of the Corporation occurred.

6.4	Indemnification of Directors and Officers

6.4.1	To the fullest extent not prohibited by applicable Law, from and after the Closing, all rights to indemnification now existing in favour of each present and former director or officer of the Corporation or a Subsidiary (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Person” and collectively, the “D&O Indemnified Persons”) with respect to their activities as such prior to, on or after the date of the Closing, as provided in each of the respective Constating Documents or indemnification agreements of the Corporation or a Subsidiary in effect on the date of such activities or otherwise in effect on the Closing Date, shall survive the Closing and shall continue in full force and effect for a period of not less than six years from the Closing Date; provided, that in the event any Claim or Claims are asserted or made within such survival period, all such rights to indemnification in respect of any Claim or Claims shall continue until final disposition of such Claim or Claims.

6.4.2	On or prior to the Closing, the Corporation shall, as of the Closing, obtain and fully pay for, at the Sellers’ expense, non-cancellable “tail” insurance policies with a claims period of at least six years from and after the Closing from insurance carriers with the same or better claims-paying ability ratings as the Corporation’s current insurance carriers with respect to directors’ and officers’ liability insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance”), for the persons who are covered by the Corporation’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favourable as the Corporation’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Closing.

6.4.3	In the event that, after the date of Closing, any of the Corporation, a Subsidiary or the Buyer or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or a substantial portion of its properties and assets to any Person, then, and in either such case, proper provisions shall be made so that the successors and assigns of each of the corporation, a Subsidiary or the Buyer, as the case may be, shall assume the obligations set forth in this Section 6.4.

6.4.4	The provisions of this Section 6.4 are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Person, his or her heirs, executors or administrators and his or her other Representatives and cannot be amended in a manner adverse to a D&O Indemnified Person without such Person’s consent. The Parties agree that each D&O Indemnified Person (including his or her heirs, executors or administrators and his or her other Representatives) is intended to be, and shall be, a third party beneficiary of this Agreement for the purpose of this Section 6.4.

6.5	R&W Insurance

Prior to or at the Closing, the Corporation shall provide to the Buyer such cooperation as is reasonably requested by the Buyer to obtain a representation and warranty insurance policy issued in the name of the Buyer with respect to the representations and warranties contained in Articles 3 and 4 of this Agreement pursuant to the binder of insurance agreement between the Buyer and the insurer’s specified therein (the “R&W Policy”).  The Buyer shall provide the Securityholder Representative with copies of the binder of insurance agreement and the R&W Policy and any amendments thereto or waivers thereof promptly upon receipt of the binder, the R&W Policy or any such amendment or waiver. The Buyer shall not amend, modify or otherwise change or terminate the R&W Policy in any manner that would be adverse to the Equityholders, or any of their Affiliates or any of their respective Representatives or their respective heirs, executors, successors and assigns, without the prior written consent of the Securityholder Representative. The Buyer, acknowledges and agrees that the Buyer shall pay or cause to be paid all fees, expenses and premiums relating to the R&W Policy and shall be solely responsible for any retention amount or deductible thereunder. The Buyer covenants with each of the Equityholders that: (A) it will not knowingly take any action that causes any right of the insured under the R&W Policy not to have the R&W Policy in full force and effect upon its terms; (B) it will comply with all terms and conditions of the R&W Policy, including any pre- or post-Closing deliverables required under the R&W Policy; and (C) the R&W Policy shall contain an irrevocable waiver of subrogation by the insurer in favour of the Equityholders, and any of their Affiliates or any of their respective Representatives and their respective heirs, executors, successors and assigns, except in the case of Fraud as finally determined by a court of competent jurisdiction.

6.6	Nonsolicitation.

6.6.1	During the Restrictive Period, no Seller or any of its Affiliates will, directly or indirectly, or as a stockholder, partner, member, manager, employee, consultant or other owner or participant in any Person, other than the Corporation or the Subsidiary, (i) solicit or endeavor to entice away from the Corporation, or offer employment or a consulting position to, hire or otherwise intentionally interfere with the business relationship of the Corporation with, any Person who is, or was within the six month period prior to the Closing Date, an employee of or consultant to the Corporation or the Subsidiary (provided that a Seller shall not be in breach of this Section in connection with good faith solicitation through a general advertisement) or (ii) in a manner competitive to the Business (as conducted by the Corporation at the Closing Time), solicit or endeavor to entice away from the Corporation, endeavor to reduce the business conducted with the Corporation by, or otherwise intentionally interfere with the business relationship of the Corporation with any Person who is, or was within the six month period prior to the Closing Date, a customer or client of, supplier, vendor or service provider to, or other Person having material business relations with, the Corporation or the Subsidiary.

6.6.2	For purposes of this Section 6.6, the following terms shall have the following meanings:

6.6.2.1	“Corporation” shall mean and include the Corporation and the Subsidiary and their respective successors and permitted assigns.

6.6.2.2	“Restrictive Period” means the period commencing as of the Closing and ending as of the second year anniversary of the Closing.

6.6.3	The Buyer acknowledges that (i) Peterson Partners and its Affiliates are engaged in the business of private equity investing and may from time to time invest in entities that develop and utilize technologies, products or services that are similar to or competitive with those of the Corporation, (ii) this Agreement shall not prevent Peterson Partners or its Affiliates from (a) engaging in or operating any business, (b) entering into any agreement or business relationship with any third party, (c) evaluating or engaging in investment discussions with, or investing in, any third party, whether or not competitive with the Corporation, and (iii) nothing in this Agreement shall prevent any investee entity from soliciting a customer or client of, supplier, vendor or service provider of, or current or former employee or consultant of, the Corporation, except to the extent such solicitation was done at the direction of Peterson Partners.

6.6.4	The Corporation and the Sellers acknowledge that any breach or threatened breach of the provisions of Section 6.6 of this Agreement will cause irreparable injury to the Buyer, the Corporation and/or the Subsidiary for which an adequate monetary remedy does not exist. Accordingly, in the event of any such breach or threatened breach, the Buyer (in the case of Section 6.6) and the Buyer, the Corporation and/or the Subsidiary (in the cases of Section 6.6) shall be entitled, in addition to the exercise of other remedies, to seek and (subject to court approval) obtain injunctive and other equitable relief, without necessity of posting a bond, restraining the Corporation and/or the Sellers, as the case may be, from committing such breach or threatened breach. The right provided under this Section 6.6 shall be in addition to, and not in lieu of, any other rights and remedies available to the Buyer, the Corporation or the Subsidiary.

6.6.5	Each Seller (a) has carefully read and understands all of the provisions of this Agreement and has had the opportunity for this Agreement to be reviewed by counsel, (b) acknowledges that the duration and subject matter of Section 6.6 of this Agreement are reasonable and necessary to protect the goodwill, customer relationships, legitimate business interests, trade secrets and confidential and proprietary information of the Business, (c) acknowledges that the Buyer would not have closed the Transactions without the benefits contained in this Agreement, (d) will be able to earn a satisfactory livelihood without violating this Agreement and (e) understands that this Agreement is assignable by the Buyer in certain circumstances and shall inure to the benefit of its successors and permitted assigns.

6.6.6	The Buyer and the Sellers shall, if requested by any of the Sellers, jointly execute and file an election under subsection 56.4(7) of the ITA and the corresponding provisions of any applicable provincial taxing statute or regulation, within the prescribed time periods, with respect to any covenants of the Sellers in this Article 6.

6.7	Options

Promptly following the Closing Time,

6.7.1	in respect of the Vested Option Amount:

6.7.1.1	Schedule 2.2 shall set forth the gross Vested Option Amount payable to each holder of a Vested Option;

6.7.1.2	using the gross Vested Option Amount, the Corporation shall calculate the applicable Tax or other withholding requirements (including the employer portion thereof) and through the Corporation’s regular payroll procedures remit such amounts to the appropriate Governmental Authority;

6.7.1.3	the after-tax balance of the Vested Option Amount (other than the Vested Option Amount for the Majority Optionholders which shall be paid by the Corporation to the holders of the Vested Options (other than the Majority Optionholders) through the Corporation’s regular payroll procedures and in accordance with each such holder’s Stock Option Cancellation Agreement;

6.7.1.4	from the after-tax balance of the Vested Option Amount for the Majority Optionholders, the Corporation shall pay the amount of each Majority Optionholder’s Pro Rata Portion of the Reserve Amount and Escrow Fund to the Securityholder Representative and Escrow Agent, respectively; and

6.7.1.5	the remaining balance of the Vested Option Amount for the Majority Optionholders shall be paid to the Majority Optionholders through the Corporation’s regular payroll procedures and in accordance with each such Majority Optionholder’s Stock Option Cancellation Agreement; and

6.7.2	in respect of the Unvested Option Amount:

6.7.2.1	the Corporation shall pay or cause to be paid, through the Corporation’s regular payroll procedures, the Unvested Option Amount to the holders of the Unvested Options in the amounts set forth on Schedule 2.2 (net of any applicable Tax or other employment-related withholdings).

6.8	Release of Claims.

6.8.1.1	Each Seller hereby irrevocably and unconditionally releases and forever discharges the Corporation, the Subsidiary, their respective directors, officers, employees, shareholders and representatives, heirs, executors, administrators, legal representatives, successors and assigns (all such persons and entities being called the “Releasees”) from: (A) all Claims which such Seller or his/her heirs, executors, administrators, legal representatives, successors and assigns (the “Releasing Parties”) ever had, now have, or may in the future have against any of the Releasees by reason of any cause, matter or thing, whether known or unknown, occurring on or prior to the Closing and (B) any and all obligations, responsibilities, liabilities and debts to any of the Releasing Parties of any kind or nature whatsoever based upon any facts, circumstances, or matters occurring at or prior to the Closing, whether absolute or contingent, known or unknown. However, the foregoing shall not release or otherwise affect (i) the indemnification, representations, warranties, covenants, and all other rights and obligations of any Party set forth in or arising out of this Agreement or any other agreement entered into in connection herewith, (ii) any obligation of the Corporation to such Seller as an employee, officer or director of the Corporation for accrued and unpaid salary, compensation or remuneration, accrued bonus, expense reimbursements and other employee benefits under any Plan, (iii) any statutory rights to indemnification or advancement, coverage under any applicable liability insurance policy covering the directors and/or officers of the Corporation or any of its Affiliates in effect on or prior to the Closing, the rights to indemnification and advancement in such Seller’s favor described in this Agreement or the rights to indemnification and advancement set forth in the articles, bylaws or other Constating Documents of the Corporation, and (iv) any claim that may not be released as a matter of applicable law.

6.8.1.2	Each Seller, jointly and severally, for itself and each of its Releasing Parties, expressly waives the benefit of any applicable law, which, if applied to this Section 6.8, would otherwise exclude from its binding effect any Claim not known by such Seller, the Releasing Parties or the Releasees on the date hereof. Such Seller, jointly and severally, for itself and each of its Releasing Parties, hereby irrevocably covenants to refrain from, directly or indirectly through the Corporation or otherwise, asserting any Claim, or commencing, instituting or causing to be commenced, any Claim of any kind against any Releasee before any Governmental Authority or other forum by reason of any matters released hereby. Such Seller, jointly and severally, for itself and each of its Releasing Parties, represents to the Releasees that such Seller has not assigned or transferred or purported to assign or transfer to any Person all or any part of, or any interest in, any Claim (at law or in equity) or Loss of any nature, character or description whatsoever, which is or which purports to be released or discharged by this Section 6.8.

Article 7

CLOSING CONDITIONS

7.1	Conditions Precedent for the Benefit of the Buyer

The obligation of the Buyer to complete the Transactions will be subject to the fulfilment of the following conditions at or before the Closing Time:

7.1.1	Options

7.1.1.1	The Corporation and each holder of Vested Options shall have executed and delivered a Stock Option Cancellation Agreement.

7.1.1.2	The Corporation shall have cancelled the Unvested Options.

7.1.2	Required Consents

7.1.2.1	All of the Required Consents shall have been obtained.

7.1.3	No Action to Restrain. No order of any Governmental Authority will be in force, and no action or proceeding will be pending or threatened by any Person:

7.1.3.1	to restrain or prohibit the completion of the Transactions, including the sale and purchase of the Purchased Shares;

7.1.3.2	to restrain or prohibit the Corporation or the Subsidiary from carrying on its Business.

7.1.4	Escrow Agreement

7.1.4.1	The Securityholder Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement.

7.1.5	Employment Agreements

7.1.5.1	The employees of the Corporation set forth on Schedule 7.1.5.1 shall have entered into employment agreements in form and substance satisfactory to the Buyer.

7.1.6	Affiliate Transactions

7.1.6.1	The Corporation shall have delivered to the Buyer evidence of the termination of all Affiliate Transactions, in form and substance reasonably satisfactory to the Buyer, in accordance with Section 6.2.

7.1.7	Deliveries. The Equityholders will have delivered to the Buyer the following in form and substance satisfactory to the Buyer:

7.1.7.1	the Estimated Closing Date Statement and the other deliverables required by Section 2.5;

7.1.7.2	original share certificates representing the Purchased Shares in fully transferable form or duly executed stock powers and accompanied by certified copies of resolutions authorizing the transfer of the Purchased Shares;

7.1.7.3	duly executed resignations of each director and officer of the Corporation and the Subsidiary;

7.1.7.4	releases from each director of the Corporation and the Subsidiary of all Claims they may have against the Corporation or the Subsidiary substantially on the terms of the release attached as Exhibit 7.1.7.4;

7.1.7.5	executed Stock Option Cancellation Agreements with respect to the Vested Options;

7.1.7.6	evidence of termination of the Unvested Options (other than those Unvested Options identified on Schedule 2.2 which have been promised but not granted or issued by the Corporation);

7.1.7.7	evidence of termination of the Shareholder Agreement;

7.1.7.8	evidence of termination of the powers of attorney set forth on Schedule 4.23.2;

7.1.7.9	executed Statement of Work No. 1, effective as of October 1, 2017 for the Bayer Agreement in form reasonably acceptable to the Buyer;

7.1.7.10	all documentation and other evidence reasonably requested by the Buyer in order to establish the due authorization and completion of the Transactions contemplated by this Agreement, including the taking of all corporate or similar proceedings by the boards of directors and shareholders (or similar managing authorities) of the Sellers and the Corporation required to effectively carry out the obligations of the Sellers pursuant to this Agreement.

7.2	Waiver by the Buyer

The conditions contained in Section 7.1 are inserted for the exclusive benefit of the Buyer and may be waived in whole or in part by the Buyer at any time without prejudice to any of its rights of termination in the event of non-performance of any other condition in whole or in part.

7.3	Conditions Precedent for the Benefit of the Sellers

The obligation of the Sellers to complete the Transactions will be subject to the fulfilment of the following conditions at or before the Closing Time:

7.3.1	R&W Policy

7.3.1.1	The R&W Policy shall have been bound and in full force and effect, and the Buyer shall have provided the Securityholder Representative with a true and correct copy of the bound commitment for the R&W Policy.

7.3.2	No Action to Restrain. No order of any Governmental Authority will be in force, and no action or proceeding will be pending or threatened by any Person:

7.3.2.1	to restrain or prohibit the completion of the Transactions, including the sale and purchase of the Purchased Shares;

7.3.2.2	to restrain or prohibit the Corporation or the Subsidiary from carrying on its Business.

7.3.3	Escrow Agreement

7.3.3.1	The Buyer and the Escrow Agent shall have executed and delivered the Escrow Agreement.

7.3.4	Closing Payments

7.3.4.1	The Buyer shall have made or cause to be made the payments contemplated by Section 2.3.

7.3.5	Deliveries. The Buyer will have delivered to the Sellers the following in form and substance satisfactory to the Sellers:

7.3.5.1	all documentation and other evidence reasonably requested by the Securityholder Representative in order to establish the due authorization and completion of the transactions contemplated by this Agreement, including the taking of all corporate proceedings by the board of directors of the Buyer required to effectively carry out the obligations of the Buyer pursuant to this Agreement.

7.4	Waiver by the Sellers

The conditions contained in Section 7.3 are inserted for the exclusive benefit of the Sellers and may be waived in whole or in part by the Securityholder Representative at any time without prejudice to any of its rights of termination in the event of non-performance of any other condition in whole or in part.

Article 8
SURVIVAL AND INDEMNIFICATION

8.1	Survival of Representations and Warranties and Covenants

The representations and warranties contained in this Agreement shall survive the Closing for the period set forth in the R&W Policy; except for: (a) the representations and warranties set forth in Sections 3.3 and 4.14, which shall survive until the date that is 90 days following the last day upon which any Governmental Authority is entitled to assess or reassess the Corporation or the Subsidiary with respect to any Tax, for any taxation year ending on or before the Closing Date or related to the portion of any Straddle Period up to the Closing Date, and if any assessment or reassessment is made by a Governmental Authority with respect to any such taxation year or portion of any Straddle Period up to the Closing Date, until such time that such Governmental Authority may raise Claims against the Buyer, the Corporation or the Subsidiary with respect to such assessment or reassessment (the “Tax Survival Period”); (b) any of the representations and warranties of the Corporation set forth in Sections 4.1, 4.2, 4.3, 4.5, 4.6, 4.8, 4.9, 4.10, subsection 4.20.2, 4.34 and 4.35 (collectively, the “Fundamental Representations”) or the Sellers set forth in Sections 3.1 and 3.2 which shall survive until 11:59 p.m. Toronto time on the day which is five years after the date on which the Closing occurs; and (c) the representations and warranties set forth in subsection 4.20.5, which shall survive until 11:59 p.m. Toronto time on the day which is three years after the date on which the Closing occurs (the “Specified IP Representation”). All covenants and agreements contained in this Agreement shall survive the Closing and continue for the time periods set forth therein (or, if no time period is set forth herein or therein, the applicable limitation period under the Limitations Act 2002 (Ontario)), other than covenants and agreements of the Corporation, the Sellers and the Buyer which by their terms are to be wholly performed prior to the Closing; provided that (i) the covenant and agreement set forth in Section 8.2.3(c) shall survive for the Tax Survival Period, and (ii) the covenant and agreement set forth in Section 8.2.3(d) shall survive until 11:59 p.m. Toronto time on the day which is eighteen months after the date on which the Closing occurs.

8.2	Indemnification by the Equityholders

8.2.1	Subject to the other terms of this Article 8, each Equityholder agrees, individually and not jointly and severally, to indemnify the Buyer Indemnitees and hold each of them harmless from and against and pay on behalf of or reimburse any such Buyer Indemnitees in respect of the entirety of any Loss which such Buyer Indemnitee suffers, sustains or becomes subject to, as a result of, arising out of, relating to or in connection with (a) any inaccuracy or breach of any representations or warranties of such Equityholder contained in Article 3 (if such Equityholder is a Seller) or contained in the Equityholder’s Stock Option Cancellation Agreement (if such Equityholder is a Majority Optionholder), or (b) any breach of any covenant of such Equityholder contained in this Agreement or contained in the Equityholder’s Stock Option Cancellation Agreement (if such Equityholder is a Majority Optionholder). Each Equityholder shall, subject to, for greater certainty, Sections 8.4.4 and 8.4.5, be responsible for 100% (as opposed to such Equityholder’s Pro Rata Portion) of the Losses arising under this Section 8.2.1 and no other Equityholder shall have any liability for the same.

8.2.2	Subject to the other terms of this Article 8, Peterson Partners shall have a joint and several obligation, and each other Equityholder shall have a several obligation in accordance with their Pro Rata Portion, to indemnify the Buyer Indemnitees and hold each of them harmless from and against and pay on behalf of or reimburse any such Buyer Indemnitees in respect of the entirety of any Loss which such Buyer Indemnitee suffers, sustains or becomes subject to, as a result of, arising out of, relating to or in connection with (a) any inaccuracy or breach of any representation or warranty of the Corporation contained in Article 4, other than the Fundamental Representations, the Specified IP Representation or the representations and warranties contained in Sections 3.3 and 4.14, or (b) any breach of any covenant of the Corporation contained in this Agreement that is required to be performed prior to the Closing.

8.2.3	Subject to the other terms of this Article 8, Peterson Partners shall have a joint and several obligation, and each other Equityholder shall have a several obligation in accordance with their Pro Rata Portion, to indemnify the Buyer Indemnitees and hold each of them harmless from and against and pay on behalf of or reimburse any such Buyer Indemnitees in respect of the entirety of any Loss which such Buyer Indemnitee suffers, sustains or becomes subject to, as a result of, arising out of, relating to or in connection with (a) any inaccuracy or breach of any of the Fundamental Representations or the representations and warranties contained in Sections 3.3 and 4.14, (b) any inaccuracy or breach of the Specified IP Representation, (c) the items described in Section 4.14 of the Disclosure Schedule, (d) any Indebtedness of the Corporation or Sellers’ Expenses to the extent not included in the determination of the Final Purchase Price and (e) the dispute described in Item 3 of Section 4.33 of the Disclosure Schedule.

8.3	Indemnification by the Buyer

8.3.1	Subject to the other terms of this Article 8, the Buyer shall indemnify the Seller Indemnitees and hold each of them harmless from and against and pay on behalf of or reimburse any such Seller Indemnitees in respect of the entirety of any Loss which such Seller Indemnitee suffers, sustains or becomes subject to, as a result of, arising out of, relating to or in connection with any (a) inaccuracy or breach of any representation or warranty of the Buyer contained in Article 5; (b) any breach of any covenant of the Buyer contained in this Agreement; or (c) any breach of any covenant of the Corporation contained in this Agreement that is required to be performed after the Closing Time.

8.4	Limitations and other Provisions

8.4.1	Threshold and De Minimus.

8.4.1.1	No amount shall be payable to a Buyer Indemnitee in satisfaction of any Claim for indemnification pursuant to Section 8.2 unless and until the aggregate Losses paid, incurred, sustained or accrued (or anticipated to be paid, incurred, sustained or accrued) equal or exceed $50,000 (the “Threshold”), at which time the Equityholders shall indemnify the Buyer Indemnitees on the terms set out in this Article 8, for the full amount of all Losses in excess of the Threshold provided that the Threshold shall not apply to any Indemnity Claim: (a) pursuant to Section 8.2.1 or Section 8.2.3, or (b) based on Fraud (clauses (a) and (b) are collectively referred to herein as the “Excluded Claims”).

8.4.1.2	No amount shall be payable to a Buyer Indemnitee in satisfaction of any single Claim (or series of related Claims) for indemnification pursuant to Section 8.2 unless the aggregate Losses paid, incurred, sustained or accrued (or anticipated to be paid, incurred, sustained or accrued) equal or exceed $5,000 (the “De Minimus Amount”). All De Minimus Amounts shall be taken into account when determining whether the aggregate of all Losses exceeds the Threshold.

8.4.2	The amount remaining in the Escrow Fund from time to time shall be the Buyer Indemnitees’ sole and exclusive remedy and source of recovery for Losses as against the Equityholders; except for any Indemnity Claim by the Buyer Indemnitees for Excluded Claims.

8.4.3	All Indemnity Claims by the Buyer Indemnitees for Excluded Claims shall be brought first against the Escrow Fund until it is exhausted and then, against the R&W Policy unless or until recovery under the terms of the R&W Policy either: (i) has been denied or is unavailable for such Excluded Claim, in either case, pursuant to a specific exclusion in Section 4 of the R&W Policy (other than Section 4(a) of the R&W Policy) (a “Specific R&W Exclusion”) or (ii) has been exhausted by virtue of the R&W Policy limit being exceeded, and only in the event that recovery under the terms of the R&W Policy either is not available due to a Specific R&W Exclusion or has been exhausted by virtue of the R&W Policy limit being exceeded shall the amount of the Loss that is not reimbursed pursuant to the R&W Policy be paid by the Equityholders, subject to the extent otherwise required by, and all of the limitations contained in, this Article 8 (including Sections 8.4.4 and 8.4.5). The Buyer shall use commercially reasonable efforts to pursue and obtain coverage for such Losses to the fullest extent of the limits under the R&W Policy.

8.4.4	Notwithstanding any other provision of this Agreement, the aggregate amount of Losses in respect of all Indemnity Claims under Section 8.2.1 and Section 8.2.3 for which the Buyer Indemnitees can recover from an Equityholder shall not exceed the portion of the Equityholder Consideration received by such Equityholder; provided that the aggregate amount of Losses in respect of all Indemnity Claims under Section 8.2.3(b) for which the Buyer Indemnitees can recover from the Equityholders shall not exceed $5,000,000.

8.4.5	For greater certainty, the aggregate amount of Losses in respect of all Indemnity Claims made by the Buyer Indemnitees under this Agreement for which the Buyer Indemnitees may recover from the Equityholders shall not exceed an amount equal to the Equityholder Consideration less amounts received by the Buyer under the R&W Policy.

8.5	Notice of Claim

If an Indemnified Party becomes aware of a Loss or potential Loss in respect of which the Indemnifying Party has agreed to indemnify it under this Agreement, the Indemnified Party will promptly give written notice (an “Indemnity Notice”) of its Claim or potential Claim for indemnification (an “Indemnity Claim”) to the Indemnifying Party within thirty (30) Business Days upon learning of such Claim. An Indemnity Notice must specify whether the Indemnity Claim arises as the result of a Claim made against an Indemnified Party by a Person who is not a Party (a “Third Party Claim”) or as a result of a Loss that was suffered directly by an Indemnified Party (a “Direct Claim”), and must also specify with reasonable particularity (to the extent that the information is available):

8.5.1	the factual basis for the Indemnity Claim; and

8.5.2	the amount of the Indemnity Claim, if known.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive an Indemnity Notice of an Indemnity Claim in time to effectively contest the determination of any liability capable of being contested, the Indemnifying Party will be entitled to set off against the amount claimed by the Indemnified Party the amount of any Loss actually incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give an Indemnity Notice on a timely basis (including prior to the end of the thirty (30) Business Day period specified above).

8.6	Procedure for Direct Claims

Following receipt of an Indemnity Notice from the Indemnified Party of a Direct Claim, the Indemnifying Party will have thirty (30) Business Days to make any investigations it considers necessary or desirable. For the purpose of those investigations, the Indemnified Party will make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Direct Claim, together with all other information that the Indemnifying Party may reasonably request relating to the Direct Claim, including information that the Indemnified Party may have to seek from third parties. If both the Indemnified Party and the Indemnifying Party agree at or before the expiration of that 30-Business Day period (or any mutually agreed upon extension) to the validity and amount of the Direct Claim, then the Indemnifying Party will pay immediately to the Indemnified Party the full agreed upon amount of the Loss for which the Direct Claim is made, and no subsequent proceeding will be brought concerning that Direct Claim.

8.7	Procedure for Third Party Claims

8.7.1	The Indemnified Party will promptly deliver to the Indemnifying Party copies of all correspondence, notices, assessments or other written Communication received by the Indemnified Party in respect of any Third Party Claim.

8.7.2	If the Indemnifying Party first acknowledges in writing its obligation, subject to the limits in this Article 8, to satisfy an Indemnity Claim to the extent of any binding determination or settlement in connection with a Third Party Claim (or enters into arrangements otherwise satisfactory to the Indemnified Party), in any legal or administrative proceeding in connection with the matters forming the basis of a Third Party Claim, the following will apply:

8.7.2.1	Indemnifying Party may not enter into a settlement of any Third Party Claim without the written consent (which may not unreasonably be withheld, delayed or conditioned) of the Indemnified Party unless such settlement provides the Indemnified Party with a full release from such Third Party Claim and requires no more than a monetary payment for which the Indemnified Party is fully indemnified;

8.7.2.2	the Indemnifying Party will have the right by written notice delivered to the Indemnified Party within 10 Business Days of receipt by the Indemnifying Party of an Indemnity Notice, to assume carriage and control of the negotiation, defence or settlement of a Third Party Claim and the conduct of any related legal or administrative proceedings at the expense of the Indemnifying Party and by its own counsel; provided, further, that the Indemnifying Party shall not have the right to assume control of such defense if (A) the Third Party Claim seeks, as the primary portion of relief sought, equitable relief or is a criminal claim, (B) the Third Party Claim has a reasonable risk of resulting in Losses that are not indemnifiable by the Indemnified Party under this Article 8 (taking into account indemnification limitations in this Article 8) from the Escrow Fund, (C) the Third Party Claim is brought by a Material Customer or Material Vendor, (D) a conflict of interest exists between the Indemnifying Party and the Indemnified Party, or (E) after notice and opportunity to cure the Indemnifying Party failed or is failing to diligently prosecute or defend such Third Party Claim;

8.7.2.3	if the Indemnifying Party elects to assume carriage and control, the Indemnified Party will have the right to participate at its own expense in the negotiation, defence or settlement of a Third Party Claim assisted by counsel of its own choosing; and

8.7.2.4	each of the Indemnified Party and the Indemnifying Party will make its best efforts to make available to the Party who has assumed carriage and control of the negotiation, defence or settlement of a Third Party Claim those employees whose assistance or evidence is necessary to assist that Party in evaluating and defending that Third Party Claim and all documents, records and other materials in the possession or control of that Party required for use in the negotiation, defence or settlement of that Third Party Claim; provided that such cooperation shall be subject to such additional limitations as the Indemnified Party may reasonably require to prevent the disruption of the Business of Indemnified Party and its Affiliates, the disclosure of any confidential or legally privileged information, and/or the disclosure or use of any personal information other than in compliance with applicable privacy laws.

8.7.3	If the Indemnifying Party does not assume control of the defense of any Third Party Claim, or the Indemnifying Party elects to assume control of such defense but does not conduct the defense of the Third-Party Claim diligently and in good faith, then the Indemnified Party may defend through counsel of its own choosing and in such manner as it reasonably deems appropriate with such defense being at the Indemnifying Party’s expense if and to the extent liable under the terms of this Article 8, and the Indemnified Party shall be entitled to enter into a compromise or settlement thereof at its sole discretion; provided that, for greater certainty, such compromise or settlement shall not be binding on or imply any admission by the Indemnifying Party for purposes of establishing any entitlement to indemnification pursuant to this Agreement or in determining the amount of any Losses.

8.7.4	In the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with Indemnified Party in such defense and make available to the Indemnified Party all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party and the Indemnifying Party may participate by the Indemnifying Party’s own counsel and at the Indemnifying Party’s own expense in the defense of such Third Party Claim.

8.7.5	When the amount of the Loss with respect to a Third Party Claim is finally determined in accordance with this Section 8.7, subject to the provisions of this Article 8, the Indemnifying Party will immediately pay the full amount of that Loss to the Indemnified Party.

8.8	Third Party Indemnification

8.8.1	To ensure that the indemnities provided by:

8.8.1.1	the Equityholders to the Buyer Indemnitees other than the Buyer are enforceable, it is agreed by each of the Parties that the Buyer is acting as agent for the Buyer Indemnitees other than the Buyer with respect to the indemnities to be given to those other Buyer Indemnitees under this Article 8; and

8.8.1.2	the Buyer to the Seller Indemnitees are enforceable, it is agreed by the Parties that the Securityholder Representative is acting as agent for the Seller Indemnitees with respect to the indemnities intended to be given to the Equityholders and the Seller Indemnitees under this Article 8.

8.8.2	The Buyer agrees that it will hold any right to indemnification that any Buyer Indemnitee other than the Buyer is intended to have under this Article in trust for that other Buyer Indemnitee, and that funds received by the Buyer in respect of any Claims under this Article by any other Buyer Indemnitee will be held in trust for that other Buyer Indemnitee.

8.8.3	The Equityholders agree that they will hold any right to indemnification that any Seller Indemnitee is intended to have under this Article in trust for that Seller Indemnitee, and that funds received by the Equityholders or the Securityholder Representative in respect of any Claims under this Article by any Seller Indemnitee will be held in trust for that Seller Indemnitee.

8.9	Additional Provisions and Limitations re: Indemnification

8.9.1	An Indemnified Party shall not be entitled to double recovery for any indemnification claim even though such indemnification claim may have resulted from the breach of one or more representations, warranties or covenants in this Agreement.

8.9.2	If an Indemnified Party recovers an amount from a third party in respect of an indemnification claim after all or a portion of the Losses related thereto have been paid by an Indemnifying Party, the Indemnified Party shall promptly remit to the Securityholder Representative for distribution to such Equityholders the amount recovered from such third party, up to the maximum amount paid on account of such indemnification claim.

8.9.3	Notwithstanding any other provision herein, if any indemnification claims are based, in whole or in part, upon the activities or the alleged activities of the Buyer Indemnitees (other than the Corporation or the Subsidiary in respect of activities or alleged activities during the period on or before the Closing Date, unless such activities or alleged activities were taken at the instruction of the Buyer in accordance with this Agreement), then the Equityholders shall not be required to make any payments to the Buyer Indemnitees for the portion of such indemnification claim that have has resulted from such activities or the alleged activities of the Buyer Indemnitees.

8.9.4	Nothing in this Agreement shall in any way restrict or limit the general obligation at Law of an Indemnified Party to mitigate any damages which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty or covenant of the Indemnifying Party or Corporation under this Agreement.

8.9.5	The amount of any Loss for which indemnification is provided under this Agreement will be (i) increased to take account of any net Tax cost incurred by the Indemnified Party arising from the receipt of indemnity payments under this Agreement, and (ii) reduced to take account of any net Tax benefit realized by the Indemnified Party arising from the incurrence or payment of that Loss, to the extent necessary to ensure that the Indemnified Party receives a net amount which, taking into account any net Tax cost or net Tax benefit, is sufficient to fully compensate for the Loss, but results in no net gain to the Indemnified Party.

8.10	Calculation of Losses

8.10.1	To the extent any Losses of an Indemnified Party are reduced by receipt of payment (a) under any insurance policy (including the R&W Policy) or (b) from third parties not affiliated with the Indemnified Party, such payments (net of any related deductible) shall be credited against such Losses and, if indemnification payments shall have been received prior to the collection of such proceeds, the Indemnified Party shall remit to the Indemnifying Party the amount by which the total amount received by the Indemnified Party in respect of such Losses (including from any such insurance policy, the Indemnifying Party or any other Person) exceeds the total amount of the Losses suffered by Indemnified Party.

8.10.2	The Party seeking indemnification shall not be entitled to any award of damages in relation to any breach of the representations and warranties given by the other Party to the extent that no actual Loss is suffered or arises and the claim for indemnification relates only to the fact that the representation or warranty is untrue, misleading or otherwise inaccurate.

8.10.3	There shall be no indemnification with respect to any Indemnity Claim arising as a consequence of the retroactive effect, to any period of time prior to the Closing Date, of any applicable Laws issued, promulgated, approved or entered into on, or at any time subsequent to, the Closing Date.

8.11	Treatment of Indemnification Payments

All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Equityholder Consideration for Tax purposes, unless otherwise required by applicable Law, and the parties agree to file their Tax Returns consistently with such characterization.

8.12	Exclusive Remedy

The Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, other than in the case of Fraud, shall be pursuant to the indemnification provisions set forth in this Article 8. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other Parties and their Affiliates and each of their respective Representatives arising under or based upon any Law, except (i) pursuant to the indemnification provisions set forth in this Article 8, (ii) in the case of Fraud or (iii) specific performance and injunction pursuant to Section 6.6.

8.13	Read-Out of Materiality

For all purposes of this Article 8 (including for purposes of determining the existence of a breach (other than in respect of Section 4.16.12) and for determining the amount of Losses suffered, sustained or incurred as a result thereof, the representations and warranties contained in this Agreement shall be deemed to have been without any qualifications as to Material Adverse Effect or other similar materiality qualifier.

Article 9
Arbitration

9.1	Arbitration

All disputes, disagreements, controversies, questions or claims arising out of or relating to this Agreement, including, without limitation, with respect to its formation, execution, validity, application, interpretation, performance, breach, termination or enforcement, but excluding the Buyer seeking an injunction pursuant to Section 6.6 (“Disputes”), will be determined by a sole arbitrator (the “Arbitrator”) under the Arbitration Act, 1991 (Ontario) (the “Arbitration Act”). In addition:

9.1.1	Section 7(2) of the Arbitration Act will not apply to the arbitration of a Dispute;

9.1.2	the Party who gives notice to the other Party of a Dispute it wishes to settle through arbitration as set out herein (the “Arbitration Notice”) shall propose an individual to act as Arbitrator and shall provide the name and up to date resumé of such person to the other Party. If the other Party does not agree with the proposed Arbitrator being appointed and the Parties cannot agree on an Arbitrator within 20 Business Days following receipt of the Arbitration Notice, the Arbitrator will be appointed by a judge of the Superior Court of Justice of Ontario on the application of any Party on notice to all the other Parties. No individual will be appointed as Arbitrator unless he or she agrees in writing to be bound by the provisions of this Article 9;

9.1.3	the law of the Province of Ontario will apply to the substance of all Disputes;

9.1.4	the arbitration will take place in the City of Toronto unless otherwise agreed in writing by the Parties;

9.1.5	the language to be used in the arbitration will be English;

9.1.6	the Arbitrator, after giving the Parties an opportunity to be heard, will determine the procedures for the arbitration of the Dispute, provided that those procedures will include an opportunity for written submissions and responses to written submissions by or on behalf of all Parties, and may also include an opportunity for exchange of oral argument and any other procedures as the Arbitrator considers appropriate. However, if the Parties agree on a code of procedures or on specific matters of procedure, that agreement will be binding on the Arbitrator;

9.1.7	the Arbitrator will have the right to determine all questions of law and jurisdiction, including questions as to whether a Dispute is arbitrable, and will have the right to grant legal and equitable relief including injunctive relief and the right to grant permanent and interim injunctive relief, and final and interim damages awards. The Arbitrator will also have the discretion to award costs, including reasonable legal fees and expenses, reasonable expert’s fees and expenses, reasonable witnesses’ fees and expenses pre-award and post-award interest and costs of the arbitration, provided that the Arbitrator will not make an award of costs on a distributive basis;

9.1.8	the Parties intend, and will take all reasonable action as is necessary or desirable to ensure, that there be a speedy resolution to any Dispute, and the Arbitrator will conduct the arbitration of the Dispute with a view to making a determination and order as soon as possible;

9.1.9	the Parties desire that any arbitration should be conducted in strict confidence and that there will be no disclosure to any Person of the existence or any aspect of a Dispute except as is necessary for the resolution of the Dispute. Any proceedings before the Arbitrator will be attended only by those Persons whose presence, in the opinion of any Party or the Arbitrator, is reasonably necessary for the resolution of the Dispute. All matters relating to, all evidence presented to, all submissions made in the course of, and all documents produced in accordance with, an arbitration under this Article, as well as any arbitral award, will be kept confidential and will not be disclosed to any Person without the prior written consent of all the Parties except as required in connection with an application of a Party under Section 46 or Section 50 of the Arbitration Act, by applicable Laws (including, without limitation, requirements of securities Laws or stock exchange rules), or by an order of an Arbitrator; and

9.1.10	subject to Section 44 of the Arbitration Act, all awards and determinations of the Arbitrator will be final and binding on the Parties, and there will be no appeal of any such award or determination on any grounds.

9.2	Interim Relief

9.2.1	Prior to the appointment of the Arbitrator, the Parties may apply to the courts for interim relief. A request for interim relief by a Party to a court will not be considered to be incompatible with Section 9.1 or as a waiver of that provision.

9.2.2	At the request of any Party, the Arbitrator may take any interim measures that the Arbitrator considers necessary in respect of the Dispute, including measures for the preservation of assets, the conservation of goods or the sale of perishable goods. The Arbitrator may require security for the costs of those measures.

Article 10
GENERAL

10.1	Time of Essence

Time is of the essence in all respects of this Agreement.

10.2	Notices

Any Communication to the Buyer must be in writing and either delivered personally or by courier or sent by prepaid registered mail. Any Communication to the Sellers must be in writing and either delivered personally or by email.

Any Communication must be sent to the intended recipient at its address as follows:

to the Sellers or a Seller, as applicable, at:

Peterson Partners
400-2825 East Cottonwood Parkway
Salt Lake City, UT 84121

with a copy (for information purposes only) to:

Gowling WLG (Canada) LLP

1020-50 Queen Street North

P.O. Box 2248

Kitchener, ON N2H 6M2

Attention:	W. David Petras
E-mail:	david.petras@gowlingwlg.com

Sugnet Insurance Group, Inc.

with a copy (for information purposes only) to:

Gowling WLG (Canada) LLP

1020-50 Queen Street North

P.O. Box 2248

Kitchener, ON N2H 6M2

Attention:	W. David Petras
E-mail:	david.petras@gowlingwlg.com

Hiten Varia

with a copy (for information purposes only) to:

Gowling WLG (Canada) LLP

1020-50 Queen Street North

P.O. Box 2248

Kitchener, ON N2H 6M2

Attention:	W. David Petras
E-mail:	david.petras@gowlingwlg.com

GTM Advantage 401K Plan, for the benefit of Gordon Swartz

with a copy (for information purposes only) to:

Gowling WLG (Canada) LLP

1020-50 Queen Street North

P.O. Box 2248

Kitchener, ON N2H 6M2

Attention:	W. David Petras
E-mail:	david.petras@gowlingwlg.com

to the Buyer at:

Datawatch Corporation
4 Crosby Drive

Bedford, MA 01730

Attention: Chief Financial Officer

E-mail: James_Eliason@datawatch.com

with a copy (for information purposes only) to:

Choate, Hall & Stewart LLP

Two International Place

Boston, MA 02110

Attention:	Robert V. Jahrling
E-mail:	rjahrling@choate.com

or at any other address as any Party may at any time advise the other by Communication given or made in accordance with this Section 10.2. Any Communication delivered to the Party to whom it is addressed will be deemed to have been given or made and received on the day it is delivered at that Party’s address, provided that if that day is not a Business Day then the Communication will be deemed to have been given or made and received on the next Business Day. Any Communication sent by prepaid registered mail will be deemed to have been given or made and received on the fifth Business Day after which it is mailed. If a strike or lockout of postal employees is then in effect, or generally known to be impending, every Communication must be delivered personally or by courier or transmitted by facsimile, e-mail or functionally equivalent electronic means of transmission. Any Communication transmitted by facsimile, e-mail or other functionally equivalent electronic means of transmission will be deemed to have been given or made and received on the day on which it is transmitted; but if the Communication is transmitted on a day which is not a Business Day or after 5:00 pm (local time of the recipient), the Communication will be deemed to have been given or made and received on the next Business Day.

10.3	Severability

Each Section of this Agreement is distinct and severable. If any Section of this Agreement, in whole or in part, is or becomes illegal, invalid, void, voidable or unenforceable in any jurisdiction by any court of competent jurisdiction, the illegality, invalidity or unenforceability of that Section, in whole or in part, will not affect:

10.3.1	the legality, validity or enforceability of the remaining Sections of this Agreement, in whole or in part; or

10.3.2	the legality, validity or enforceability of that Section, in whole or in part, in any other jurisdiction.

10.4	Submission to Jurisdiction

Subject to the provisions of Section 2.7 and 6.3, each of the Parties irrevocably and unconditionally submits and attorns to the exclusive jurisdiction of the courts of the Province of Ontario to determine all issues, whether at law or in equity arising from this Agreement.

10.5	Amendment and Waiver

The provisions of this Agreement may be modified, amended or waived at any time only by a writing signed by (a) the Buyer, (b) the Corporation and (c) the Equityholders, and any such modification, amendment or waiver shall be binding on each of the parties hereto, including the Equityholders. No waiver of, failure to exercise or delay in exercising, any Section of this Agreement constitutes a waiver of any other Section (whether or not similar) nor does any waiver constitute a continuing waiver unless otherwise expressly provided.

10.6	Further Assurances

Each Party will, at the requesting Party’s cost and expense, execute and deliver any further agreements and documents and provide any further assurances, undertakings and information as may be reasonably required by the requesting Party to give effect to this Agreement and, without limiting the generality of this Section 10.6, will do or cause to be done all acts and things, execute and deliver or cause to be executed and delivered all agreements and documents and provide any assurances, undertakings and information as may be required at any time by all Governmental Authorities to give effect to this Agreement.

10.7	Assignment and Enurement

Neither this Agreement nor any right or obligation under this Agreement may be assigned by any Party without the prior written consent of the other Parties; provided, however, that the Buyer may collaterally assign its rights under this Agreement to its bona fide lenders. This Agreement enures to the benefit of and is binding upon the Parties and their respective heirs, executors, successors and permitted assigns.

10.8	Counterparts and Electronic Delivery

This Agreement may be executed and delivered by the Parties in one or more counterparts, each of which will be an original, and each of which may be delivered by facsimile, e-mail or other functionally equivalent electronic means of transmission, and those counterparts will together constitute one and the same instrument.

10.9	Costs and Expenses

Except as otherwise specified in this Agreement, all costs and expenses (including the fees and disbursements of accountants, financial advisors, legal counsel and other professional advisers) incurred in connection with this Agreement, the obligations under this Agreement and the completion of the transactions contemplated by this Agreement, are to be paid by the Party incurring those costs and expenses. If there is a breach of this Agreement or this Agreement is terminated, the obligation of each Party to pay its own costs and expenses is subject to each Party’s respective rights arising from a breach or termination.

10.10	Schedules and Exhibits

All schedules and exhibits to this Agreement are an integral part of this Agreement and are incorporated herein by reference in this Agreement for all purposes of this Agreement. All Schedules delivered with this Agreement shall be arranged to correspond with the numbered and lettered Sections and Subsections contained in this Agreement, and the disclosures in such Schedules shall qualify only the corresponding Sections and Subsections contained in this Agreement unless it is reasonably apparent on its face that the disclosures on such Section or Subsection apply to other representations and warranties.

10.11	Tender

Any tender of documents or money under this Agreement may be made upon the Parties or their respective counsel.

10.12	Public Notice

All public notices to third parties and all other announcements, press releases and publicity concerning this Agreement or the Transactions contemplated by this Agreement must be jointly planned and co-ordinated by the Securityholder Representative and the Buyer, and neither Party will act unilaterally in this regard without the prior consent of the other Party unless, and only to the extent that, disclosure is required to meet the timely disclosure obligations of any Party under applicable securities Laws or stock exchange rules in circumstances where prior consultation with the other Party is not practicable, or the disclosure is to the Party’s board of directors, senior management and its legal, accounting, financial or other professional advisers.

10.13	Remedies Cumulative

The rights, powers and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights, powers and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right, power or remedy precludes or otherwise affects the exercise of any other right, power or remedy to which that Party may be entitled.

10.14	Payment and Currency

Any money to be advanced, paid or tendered by one Party to another under this Agreement must be advanced, paid or tendered by wire transfer of immediately available funds payable to the Person to whom the amount is due. Unless otherwise specified, the word “dollar” and the “$” sign refer to United States currency, and all amounts to be advanced, paid, tendered or calculated under this Agreement are to be advanced, paid, tendered or calculated in United States currency.

10.15	No Contra Proferentem

This Agreement has been reviewed by each Party’s professional advisors (or they have had an opportunity to do so), and revised during the course of negotiations between the Parties. Each Party acknowledges that this Agreement is the product of their joint efforts, that it expresses their agreement, and that, if there is any ambiguity in any of its provisions, that provision should not be interpreted in favour of any one of them under the contra proferentem rule.

10.16	Independent Legal Advice

Each of the Parties acknowledges that it or he has read and understands the terms and conditions of this Agreement and acknowledges and agrees that it or he has had the opportunity to seek, and was not prevented or discouraged by any other Party to this Agreement from seeking, any independent legal advice which it or he considered necessary before the execution and delivery of this Agreement and that, if it or he did not avail itself or himself of that opportunity before signing this Agreement, it or he did so voluntarily without any undue pressure, and agrees that its or his failure to obtain independent legal advice will not be used by it or him as a defence to the enforcement of its or his obligations under this Agreement.

THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

Each of the Parties has executed and delivered this Agreement as of the date noted at the beginning of the Agreement.

ANGOSS SOFTWARE CORPORATION

By:	/s/ Brandon K. Cope
Name: Brandon K. Cope
Title: CEO

I have authority to bind the corporation

2617421 ONTARIO INC.

By:	/s/ James Eliason
Name: James Eliason
Title: Chief Financial Officer

I have authority to bind the corporation

PETERSON PARTNERS (BVI) VI, L.P., by its general partner Peterson Partners VI, LLC

By:	/s/ Eric Noble
Name: Eric Noble
Title: CFO & Authorized Signatory

I have authority to bind the company

SUGNET INSURANCE GROUP INC.

By:	/s/ Randy Shumway
Name: Randy Shumway
Title: Manager

I have authority to bind the company

Share Purchase Agreement

GTM ADVANTAGE 401K PLAN, for the benefit of Gordon Swartz

By:	/s/ Gordon S. Swartz
Name: Gordon S. Swartz
Title: Trustee, GTM Advantage Corp. 401K

I have authority to bind the 401K Plan

/s/ Hiten Varia
Hiten Varia

/s/ Brandon K. Cope
Brandon Cope

/s/ Randy Shumway
Randy Shumway

Share Purchase Agreement